82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030541

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

REGISTRANT'S NAME: Chaoda Modern Agriculture Holdings Ltd.

*CURRENT ADDRESS: Room 2705 27th Floor
China Resources Building
26 Harbour Road
Wanchai, Hong Kong

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

FILE NO. 82- 5248   FISCAL YEAR 6/30/01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Ame O'Brien

DATE : 2/26/02

Exhibit D - Item (13)

CHAODA MODERN AGRICULTURE
(HOLDINGS) LIMITED

(incorporated in the Cayman Islands with limited liability)

Annual Report 2000 / 2001





/ CONTENTS



CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Kwok Ho (Chairman)

Ip Chi Ming

Chiu Na Lai

Lee Yan

INDEPENDENT NON-EXECUTIVE DIRECTORS

Wong Kong Chi

Lin Shun Quan

COMPANY SECRETARY

Li Chi Fai

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants

BANKERS

Standard Chartered Bank
23rd Floor 4-4A Des Voeux Road
Central, Hong Kong

Industrial and Commercial Bank of China(Asia) Limited
ICBC Tower, 122-126 Queen's Road Central
Hong Kong

Industrial and Commercial Bank of China, Fuzhou, Fujian
PRC

Fujian Industrial Bank, Fuzhou, Fujian
PRC

CITIC Industrial Bank, Fuzhou, Fujian
PRC

SHARE REGISTRARS

Abacus Share Registrars Limited

REGISTERED OFFICE

P.O. Box 309, Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 2705, 27th Floor
China Resources Building
26 Harbour Road
Wanchai, Hong Kong

INVESTOR RELATIONS CONSULTANT

Strategic Financial Relations (China) Limited
Unit A, 29/F Admiralty Centre I
18 Harcourt Road
Hong Kong



	Actual consolidated 2001 RMB'000	Pro forma combined 2000 RMB'000	% Change
OPERATING RESULTS			
Turnover	725,546	154,225	370%
Gross profit	545,671	111,642	389%
Net profit	440,821	67,314	555%
Gross margin	75.2%	72.4%	
Net margin	60.8%	43.6%	
Earnings per share	RMB 0.31	RMB 0.06	
FINANCIAL POSITION			
Total assets	1,243,526	186,545	567%
Cash and bank balances	577,169	13,940	4040%
Shareholders' funds	1,007,727	93,216	981%
FINANCIAL RATIOS			
Gearing ratio	NIL	NIL	
Current ratio	2.9	1.0	
Accounts receivable turnover (days)	13	11	
OPERATING DATA			
Year end area of production base (mu)	62,429	15,893	293%
Weighted-avg area of production base during the year (mu)	50,328	9,479	431%
Annual output per mu (tonnes)	6.23	5.22	19%

Note: For comparison purpose, all the analysis above is based on –

a) the actual results of the Group for the year ended 30th June 2001 and the pro forma results of the Group for the year ended 30th June 2000 on page 64

b) the actual balance sheet of the Group as at 30th June 2001 and the pro forma balance sheet of the Group as at 30th June 2000 on page 65


TURNOVER
RMB mn
800
700
600
500
400
300
200
100
0
23
77
154
725
98
99
00
01
For the year ended 30th June


NET PROFIT
RMB mn
500
400
300
200
100
0
7
26
67
441
98
99
00
01
For the year ended 30th June

I am pleased to present the first annual results of Chaoda Modern Agriculture (Holdings) Limited (the "Company") since the Company's listing on the Main Board of The Stock Exchange of Hong Kong Limited on 15th December 2000.

COMPANY PROFILE

The Group is principally engaged in the cultivation and sale of agricultural produce of high quality vegetables and fruits. It is also involved in the livestock business, primarily the breeding and sale of Boer goats, as well as in the ancillary food product retail business.

Currently, the Group produces more than 100 species of agricultural produce. Produce is marketed under the "CHAODA" brand in high consumption markets in China and overseas, such as Japan, South Korea and Hong Kong. The Group's cultivation processes comply with our national organic and green food production standards, assuring our high quality standards and enhancing its competitiveness in the international agricultural market. The Group is also a member of the International Federation of Organic Agriculture Movements (IFOAM) reinforcing our strong presence and quality recognition in the international organic agricultural industry.

In the 21st century, the demand for organic food is overwhelming around the world. The United States, Japan, Europe and even China, each of these countries is very concerned about the impact of agricultural produce on the ecological environment and the health of their nationals. This is particularly true in China which, with the world's largest population of 1.3 billion, is placing much emphasis on healthy food to ensure "Dining Safety".

As an institutionalized private organic green agricultural enterprise in China, the Group aims to provide high quality and healthy vegetables and fruits to the end-consumers and to health conscious people all over the world with the philosophy, "To take Green Road, To create Ecological Civilisation".

FINANCIAL PERFORMANCE

(Note: For comparison purpose, all the analysis below is based on the actual results of the Group for the year ended 30th June 2001 and the pro-forma results of the Group for the year ended 30th June 2000 on page 64.)

The Group's turnover and net profit attributable to shareholders for the year ended 30th June 2001 was approximately RMB725,546,000 and RMB440,821,000 respectively, representing a tremendous increase of 370% and 555% respectively, as compared with last year's. Overall gross margin grew to 75.2%, representing an increase of 2.8 percentage points as compared with last year's 72.4%. Net margin increased to 60.8% as compared with last year's 43.6%.



MODERN AGRICULTURE

ADVANCED RESEARCH AND DEVELOPMENT TECHNOLOGY





EXPANSION OF PRODUCTION BASE

As at 30th June 2001, the aggregate areas of production bases in provinces of China operated by the Group amounted to 62,429 mu (4,162 hectares), representing an increase of 292.8% as compared with 15,893 mu (1,060 hectares) as at 30th June 2000. During this year, the number of production bases increased from 5 to 25. All production bases are located in provinces with high economic growth, extending from the Group's first establishment in Fujian Province, to the coastal provinces from the south to the north, namely, Hainan, Guangdong, Jiangsu, Shandong and Liaoning, as well as the inland province as in Shaanxi Province. This extensive spread of production bases not only reduces any possible adverse effects caused by natural disasters to any particular region, it also enables the Group to provide "anti-seasonal" vegetables and fruits, thus increasing the gross margin of these produce.

In January 2001, the Group set up a 483 mu (32 hectares) pastureland for the breeding of Boer goats in Shandong Province. Successful research and development also resulted in embryo transfer technology for the institutional reproduction of Boer goats. This technique dramatically reduced breeding costs and shortened the breeding cycle. At the same time, the Group increased the number of its goats from 302 as at 30th June 2000 to 978 as at 30th June 2001.

MARKET EXPANSION

While expanding production bases, the Group's marketing strategy also focuses on penetrating into those high consumption cities surrounding these bases. As its "CHAODA" brand is well recognized as a producer of quality organic green vegetables and fruits, demand always exceeds supply for the Group's different agricultural produce.

The Board of Directors believes despite that the Group is at the leading position of the domestic organic green agricultural industry, with the huge agricultural produce market in China, we estimate that the Group's market share amounts to just 0.02% of the national market. Additionally, as China's agricultural industry is mainly fragmented with numerous small-scale individual farming entities, their operational efficiencies are hard to compete effectively with the Group's integrated and institutionalized large-scale "CHAODA" operating model. The Group therefore believes that there is ample room for the Group to develop in China's vegetables and fruits market.

RESEARCH AND DEVELOPMENT ACHIEVEMENTS

During the year under review, we continued our alliances with China's well-known agricultural universities and agri-technology institutes over a number of research and development projects to enhance agri-technology, introduce quality species from overseas and develop new species to international standards. Some of these projects, such as the development of aloe vera, non-polluted quality rice and embryo transfer technology for Boer goat reproduction, were completed and applied commercially for mass production. The Board of Directors expects those projects in the pipeline could bring in new sources of profit, thus enhancing overall profitability.

PROSPECTS

The Group institutionally operates the agricultural business through the unique "CHAODA" operating model providing integrated operations ranging from cultivation, research and development, logistic services to sales to end-consumers. These activities, apart from fulfilling the Chinese government's policy for the agricultural industry, also enables the Group to leverage many years' accumulated organic green cultivation techniques and experience to aggressively increase the number of quality production bases, progressively expand market share in the enormous domestic market and continue to enhance profitability through economies of scale. The lease of 20,000 mu farmland in Nanjing after the balance sheet date is a notable example. In addition, the Group also set up additional production bases in Zhejiang Province. At the same time, the well-known "CHAODA" brand has brought the Group many potential business partners. When business opportunities with high return arise, the Board of Directors will, after due consideration, select the projects for acquisition to enhance the Group's profitability. The recent acquisition of 49% equity interest in a citrus farm in Guangxi Province was the kick-off for future acquisition of such excellent projects. Based on the production bases added this year and as mentioned above, the Group has established itself as the flagship of the agricultural industry in China by setting up a production and sales network in high consumption province along the eastern coast of China.

China's imminent entry into the World Trade Organization in November this year will bring in vast business opportunities for the Group. As China and other countries in the world will mutually open up their markets, the labour-intensive operating model in China's vegetable and fruit agricultural industry, differing from the capital-intensive operating model in primary agricultural produce such as wheat, sweet corn, soya beans, etc, will enjoy the cost advantages in the international agricultural produce market. In addition, the "CHAODA" brand of organic green vegetables and fruits provide higher quality than ordinary vegetables and fruits. These factors will allow the Group to break the "Green Barrier" apart from the "Tariff Protection Policy" adopted or set out by those developed countries and enable the Group to expand into overseas markets rapidly with the brightest future.

APPRECIATION

On behalf of the Board of Directors, I would like to express our heartfelt gratitude to all our investors for their help and support since the Company's listing in December 2000. We are doing our best to ensure that "CHAODA" operating model excels in the market. As we undertake to continue to promote the "CHAODA" brand both in China and overseas, to maximize the returns for our shareholders.

Kwok Ho
Chairman

Hong Kong, 15th October 2001



MANAGEMENT DISCUSSION AND ANALYSIS




Livestock
(Institutional)
2.2%
Retail
3.5%
Institutional
5.5%
Export
36.8%
Wholesale
52%

SALES BY CHANNELS

BACKGROUND

Leveraging its vast non-polluted production bases in China, application of high-end organic cultivation technology, together with the Group's modern and institutionalized management method to sell its quality vegetables and fruits in domestic and overseas markets. The Group's aim is to sell more products to the end-consumers in order to achieve profit maximization and to promote the "CHAODA" brand as a quality agricultural producer.

FINANCIAL PERFORMANCE

(Note: For comparison purpose, all the analysis below is based on the actual results of the Group for the year ended 30th June 2001 and the pro-forma results of the Group for the year ended 30th June 2000 on page 64.)


Ancillary
Food
1%
Rice
2%
Livestock
2%
Fruit
12%
Vegetable
83%

SALES BY PRODUCTS

The Group's turnover and net profit attributable to shareholders for the year ended 30th June 2001 was approximately RMB725,546,000 and RMB440,821,000 respectively, representing a tremendous increase of 370% and 555% respectively, as compared with the result of last year. Overall gross margin grew to 75.2%, representing an increase of 2.8 percentage points as compared with last year's 72.4%. Net margin increased to 60.8% as compared with last year's 43.6%.

The actual net profit attributable to shareholders during the year is 19.1% higher than the forecasted profit of RMB 370,000,000 as set out in the Company's prospectus dated 5th December 2000. The Board of Directors believes that the better performance is due to faster expansion of production bases than expected and higher production efficiency achieved.

Sales of agricultural produce accounted for 97% of the total turnover, while sales of livestock accounted for 2%, for sales of ancillary food product accounted for the remaining 1%.


CHAODA MODERN AGRICULTURE


Europe
United States
China
Japan
South Korea
Hong Kong

SALES NETWORK

With years of co-operation with different levels of customers and meeting the vast diversity in customer requirements, the Group produces a variety of produce with different specification. This has enabled the Group to establish long-term relationships with these business partners. In addition, the Group is aggressively involved in collecting and analyzing market transaction information, accompanied by a comprehensive logistics system, to satisfy the various needs of customers. Generally, the Group's customer bases can be categorised into the following four sales networks:

Wholesale markets (China)

China has a vast population that mainly spreads out in the major cities. Each family's daily fresh vegetable and fruit supply comes from one or more of the city's first tier wholesale markets. Supplies for the city outskirts and the more distant regions come from the relatively small-scale second tier wholesale markets. All wholesale transactions are settled by cash daily which contributes to approximately 52.0% of the total turnover of the Group.

Institutional sales (China)

The Group's another sales channel directly distributes vegetables, fruits and rice to large institutional customers based on their orders on a daily basis. These institutional customers include schools, hospitals, government organizations, hotels and supermarket chains. As these organizations have over tens of thousand people, the Group supplies large amounts of agricultural produce to their canteens daily. Institutional customers enter into contracts with a fixed payment date of around 15 to 30 days for a term of 15 years. These institutional customers provide a stable, diverse and high demand for the Group's products, stabilizing its source of income. Institutional sales represent 5.5% of the total turnover of the Group.

A note-worthy point is that many overseas supermarket chain stores, such as Walmart, Metro, Carrefour are expanding their strategic sales points in many of China's major cities, leading their general public to gradually adopt these chain supermarket consumption patterns in these locations. With the quality of its vegetables and fruits, the Group is often the supplier of these supermarket chain stores. Meeting the improving living standards in China, distribution to these large supermarket chain stores will bring to the Group new market arena.

Retail sales (China)

The Group has also established dedicated retail sales outlets to sell its own agricultural produce under the "CHAODA" brand name. On one hand, this enhances recognition and acceptance of the "CHAODA" brand name to the public. On the other hand, it brings in higher profit as gross margin in the retail market are higher than the aforementioned two sales channels. Retail sales represent 3.5% of the total turnover of the Group.

Export markets (Overseas)

The Group conducted its export sales by means of indirect sales through the PRC trading companies and direct sales to overseas customers. Japan, South Korea and Hong Kong are the Group's major export region markets. The Group is also actively exploring overseas markets in South East Asia, the United States and Europe. Export markets enjoy the highest gross margin amongst the different sales channels and contribute 36.8% of the total turnover of the Group.

Despite the increase in turnover from its export markets, the Group is planning to set up representative office in Japan to better understand the pricing system and the requirements of organic food produce of the local consumers in order to cultivate agricultural produce they like. In addition, paving way for direct exports to this market can avoid getting through international trade intermediaries, which will help to enhance the Group's profit margin.

The livestock business contributed to the rest of 2.2% of the total turnover of the Group during the year.

TURNOVER

The total turnover of the Group increased to RMB725,546,000 from last year's RMB154,225,000, representing an increase of 370%.

The increase in the turnover resulted mainly from the increase of production yields and the growing number of production bases which have significantly enlarged total land areas cultivated. The production output increased to 313,417 tonnes from 49,489 tonnes in last year. Additionally, the expansion beyond Fujian, both in the location of production bases and the sales network, to high consumption cities earlier this year, created widespread room for market expansion. Besides, supporting the Group's activities is its highly efficient information and logistic system which helps to obtain first-hand market information such as variations in prices and consumer preferences, etc. The Group can then utilise the logistics system to deliver agricultural produce to areas with strong demand particularly from production bases with substantial outputs. As consumers from these high demand areas are willing to pay more for these "anti-seasonal" vegetables, the Group is therefore able to enjoy a higher gross margin of 75.2% as compared to the 72.4% recorded last year, representing an increase of 2.8 percentage points.

In addition to the success of its research and development results in embryo transfer technology, the Group commenced its commercial breeding of Boer goats, originally imported from South Africa, in Shandong Province. For the year ended 30th June 2001, the Group sold 903 goats and kept 978 goats at the year end.

Domestic sales and export sales represent 63.2% and 36.8% of the total turnover respectively. The export sales contribution was lower than last year's 41.7%, however, it is 1.8 percentage points higher than the 35% reported in the interim results, demonstrating that the newly expanded production bases are gradually supporting an expansion in overseas markets. Agricultural produce was delivered directly to export markets from a number of production bases.

The Group has never experienced any material difficulties with its accounts receivable or incurred substantial bad debt since most sales transactions are settled in cash.


Beijing
Dalian
Qingdao
Xi'an
Nanjing
Shanghai
Hefei
Linhai
Fuzhou
Xiamen
Guangzhou
Hong Kong
Beihai
Hainan Dao

COST OF SALES

Similar to other agricultural enterprises, the Group's six principal cultivation cost items include organic fertilizers, biological pesticides, seeds, wages, rental of production bases as well as other miscellaneous costs. Among these, all organic fertilizers of the Group were supplied by an agricultural raw material company controlled by the Group's chairman, Mr. Kwok Ho. A long-term supply contract was established on 1st December 2000, under which purchase price will be determined at prevailing market price from time to time. This has stabilized supply for this core raw material.

The Group's strong research and development in advanced agricultural techniques results in improved production processes with more controllable production costs and higher yields, thus achieving higher gross margin.

SELLING AND DISTRIBUTION EXPENSES

Selling and distribution expenses mainly include packaging, transportation, remuneration of sales staff and advertising. The percentage of selling and distribution expenses to the total turnover increased to 8.5% from 7.1% of last year. The increase was resulted from the promotion of the "CHAODA" brand which led to more advertising expenses.

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses mainly include remuneration of administration staff, rent of dedicated retail sales outlets and offices and research expenses. The percentage of general and administration expenses to the total turnover increased to 6.4% from 5.4% of last year. The increase was a result of new research and development projects. According to a prudent view of the Board of Directors, we have expensed part of the research and development expenditure of the early stage as research expenses according to the Group's accounting policy.

USE OF LISTING PROCEEDS

On 15th December 2000, the Company was listed on the Main Board of The Hong Kong Stock Exchange with an initial public offer of 400,000,000 new shares, amounting to 25% of the enlarged issued share capital. The net listing proceeds, after deduction of related issuance expenses, amounted to approximately RMB581,488,000 (i.e. HK$547,850,000). As at 30th June 2001, the Group had applied part of the listing proceeds as follows:

1. Approximately RMB145,000,000 (equivalent to HK$136,947,000) for the establishment of new production bases;
2. Approximately RMB118,000,000 (equivalent to HK$111,447,000) for the establishment of greenhouse facilities, irrigation systems and the setting up of processing factories;
3. Approximately RMB8,000,000 (equivalent to HK$7,556,000) for the funding of marketing and promotional activities in connection with the China domestic and export sales;
4. Approximately RMB33,000,000 (equivalent to HK$31,167,000) for the funding of research and development expenditure on new produce species and agri-technology; and
5. Approximately RMB4,000,000 (equivalent to HK$3,778,000) for the funding of the expansion of the Boer goats breeding business.

The net proceeds which have not yet been utilized will be used for the intended applications as set out in the Company's prospectus dated 5th December 2000.

STAFF AND REMUNERATION POLICIES

As at 30th June, 2001, the Group employed 5,178 staff member, of which 4,371 worked on farmland. The Directors have long recognised that talents are vital for the Group's rapid expansion, and that they are the main driving forces behind the improvement of modern organic green cultivation technology. Employees salaries are therefore determined at a competitive level, while employees with outstanding performance will be rewarded with discretionary bonus. Other staff benefits include Hong Kong Mandatory Provident Fund, insurance, education subsidies, training programmes and share option scheme.

The share option scheme adopted by the Company on 23rd November 2000 provided that the Board of Directors may grant to any full-time staff (including Executive Director) of the Company and its subsidiaries options to subscribe for the shares of the Company pursuant to the provisions of the scheme. However, no options were granted for the year ended 30th June 2001.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30th June 2001, the Group had bank and cash balances amounting to RMB577,169,000 (equivalent to HK$545,116,000) and a short term bank loan of RMB50,000,000 provided by a bank in the PRC, which is secured by a bank deposit of HK$50,000,000 (equivalent to RMB53,070,000) placed with the same bank for working capital purposes. Apart from the above-mentioned bank loans, the Group has no banking facilities as at 30th June 2001. The interest rate of the bank loan is fixed at 5.5575% per annum.

As at 30th June 2001, the Group's gearing ratio was zero. This is based on the division of long term debt by total assets. Additionally, the Group's liquidity ratio is 2.9, reflecting the presence of sufficient financial resources.

The Group's sales are mainly transacted in Renminbi and the books are also recorded in Renminbi. As the Company raised net proceeds equivalent to RMB581,488,000 (i.e. HK$547,850,000) upon its listing during the year, the Group still has large amounts of Hong Kong dollar bank deposits. Since the exchange rate fluctuation between the Hong Kong dollar and Renminbi is very small, the foreign exchange risk is very low and no hedging have been made.

As at 30th June 2001, the Group had outstanding contracted capital commitments amounting to approximately RMB425,859,000 in respect of purchase of fixed assets and research and development expenditure. In addition, as at 30th June 2001, the Group did not have any material contingent liabilities.

The Board of Directors is comfortable that existing financial resources will be sufficient for future expansion plans. If other opportunities arise which require additional funding, the Board of Directors believes that the Group is in an excellent position to obtain financing on favourable terms.

PROFILES OF DIRECTORS AND SENIOR MANAGEMENT



[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Executive Director	Chief Financial Officer	Executive Director	Financial Controller and Company Secretary	Vice President

Executive Directors

[illegible], aged 46, is the Chairman of the Board, the Managing Director and one of the Co-founders of the Group. Mr. Kwok Ho is primarily responsible for the Group's overall strategic planning, management and business development, product strategy and sales and marketing. He has over 20 years of experience in commercial trading in the PRC, particularly in the area of strategic planning, business development and sales and promotion.

[illegible], aged 40, is an Executive Director and the General Manager of Chaoda Vegetable. Mr. Ip is primarily responsible for the overall management, planning, business development and sales and marketing of the Group's agricultural produce business, with particular focus on Hong Kong and other overseas markets. Mr. Ip joined the Group in January 1997 and has over 15 years of experience in trading and marketing in the food products industry.

[illegible], aged 45, is an Executive Director. Madam Chiu is the spouse of Mr. Kwok Ho and one of the Co-founders of the Group. She is primarily responsible for the overall financial planning and management and accounting of the Group. Madam Chiu has over 20 years of experience in the fields of trading and accounting.

[illegible], aged 36, is an Executive Director. Dr. Lee is primarily responsible for the Group's R&D activities, the management and establishment of production bases. Dr. Lee received his doctorate degree in Plant Nutrition and Horticulture at Fujian Agricultural University and was appointed professor of the Faculty of Horticulture at the university. Dr. Lee has extensive experience in agricultural farming, particularly in the areas of planting and cultivation methods, as well as pest and disease management. Dr. Lee joined the Group in January 1997.

Independent Non-executive Directors

[illegible], aged 43, is an independent Non-executive Director. He is a qualified accountant and has substantial experience in merchant banking. He also acts as an independent non-executive director of several listed companies in Hong Kong.



Mr. XU Bun — Vice President
Mr. KWOK Ho — Chairman
Dr. LEE Yan — Executive Director
Professor CHUI Po Wai — Vice President
Ms. WONG [illegible] Ying — Finance Manager

[illegible], aged 43, is an independent Non-executive Director. Professor Lin received his doctorate degree in Agriculture from Fujian Agricultural University and had been on sabbatical for a total of two years with Saga University, Japan from 1996 to 1998. Professor Lin was appointed as professor at Huanan Agricultural University and has extensive experience in the agricultural industry in the PRC.

Senior Management

[illegible], aged 32, is a Vice President and is primarily responsible for the Group's general administrative and personnel matters. Mr. Chan graduated from Fujian Minjiang University in 1990 with a diploma in industrial management. Mr. Chan joined the Group in January 1997 and has over 6 years of experience in corporate administration and human resources management.

[illegible], aged 36, is a Vice President and is primarily responsible for the planning and development of the Group's production base as well as marketing promotion. Mr. Ma graduated from Fujian Teacher's University. Mr. Ma has 10 years of experience in corporate management and project investments. Mr. Ma joined the Group in January 1999.

[illegible], aged 44, is a Vice President and a Livestock Specialist. He is primarily responsible for the management and business development of the Group's livestock business. Professor Chui graduated from Shanxi Agricultural University with a master degree in zoology and has over 20 years of experience in animal husbandry and farm management. Prior to joining the Group in January 1997, Professor Chui had been engaged in the provision of advisory services for a number of PRC agricultural enterprises.

[illegible], aged 46, is a Vice President and is primarily responsible for the Group's sales and international market development as well as sales network's strategic development. Mr. Xu holds a master degree from Japan Asia Cultural Comprehensive Institute and a diploma from Japan Tokyo Foreign Language College. Prior to joining the Group in January 1999, Mr. Xu was the head of the Asian Affairs Department and the Personnel Department of Mitsui Bussan Group, and his responsibilities included international trade and business development.

Professor YEUNG Yin Wai, aged 65, is the Livestock Analyst and is primarily responsible for the overall management and R&D of the Boer goat breeding business. Professor Yeung graduated from Fujian Agricultural University and has over 40 years of experience in research and development of livestock farming. Prior to joining the Group in January 1997, Professor Yeung was the Dean of the Animal and Veterinary Faculty of Fujian Agricultural University and the Director of the Animal and Veterinary Institute of the PRC. The embryo transfer technology for cows and sheeps developed by Professor Yeung received the Awards for Scientific Technology Advancement of Fujian province.

Mr. SZE Non Po, aged 63, is the Senior Analyst for agricultural farming techniques and is primarily responsible for the planning, infrastructure development and management of the Group's production bases. Mr. Sze graduated from Fujian Agricultural University and has over 40 years of experience in agricultural farming. Mr. Sze's research on agricultural farming had received a number of awards at both national and provincial levels. Mr. Sze received the Outstanding Specialist Award in 1997 and also the Star of Invention and Creation Award from the China Division of TIPS of the United Nations in 1995. Mr. Sze joined the Group in January 1999.

Mr. WONG Tak Chuen, aged 36, is the Chief Financial Officer of the Group and is primarily responsible for the financial projection, financial control and accounting of the Group. Mr. Wong graduated from Accountancy Faculty of the Hong Kong Polytechnic University (formerly known as Hong Kong Polytechnic) and is currently a fellow member of each of The Association of Chartered Certified Accountants in England and the Hong Kong Society of Accountants. Prior to joining the Group in January 2001, Mr. Wong had worked in an international accounting firm, several companies listed on the Main Board of The Hong Kong Stock Exchange Limited and a company listed on the NASDAQ in the United States. Mr. Wong has extensive experience in respect of merger and acquisition, corporate restructuring, corporate development and financial management.

Mr. LI Chi Fai, aged 34, is the Financial Controller and Company Secretary of the Group and is primarily responsible for the Group's finance management, financial data analysis and financial reporting. Mr. Li is currently an associate member of the Hong Kong Society of Accountants and a member of the Australia Society of Certified Practicing Accountants. Prior to joining the Group in November 2000, Mr. Li had worked in several international accounting firms. He has over 6 years experience in financial auditing. Mr. Li had held a senior position in financial and accounting department of a Hong Kong listed company.

Ms. WONG Hip Ying, aged 53, is the Finance Manager of the Group and is primarily responsible for the Group's finance management and accounting functions. Ms. Wong graduated from Xiamen Economic College and has over 10 years of experience in the accounting field in the PRC. Ms. Wong joined the Group in January 1997.

Dr. LEE Qin Hong, aged 45, is the Chief Supervisor of the Group's technology research and development department and is primarily responsible for the R&D projects. Dr. Lee obtained his doctorate degree from Nanjing Agricultural University in 1998 and has extensive experience in soil and plant nutrition. Prior to joining the Group at the end of 2000, Dr. Lee worked in the agricultural academy of Jiangsu province.

Mr. YAU Kin Yuen , aged 39, is the Manager of the Group's strategic planning department and is primarily responsible for the strategic planning, external corporate communication, marketing and sales promotion of the Group. Mr. Yau holds a master degree awarded by the Faculty of Horticulture at Zhejiang Agriculture University. Prior to joining the Group in July 1999, Mr. Yau was the head of the strategic planning department and assistant General Manager of Fuzhou 851 Pharmaceutical Company in the PRC.

Mr. FONG Jao, aged 30, is the Manager of trading department and assistant manager of production base management department of the Group and is primarily responsible for cultivation technology in the production base, market operation and information management of the Group. Mr. Fong graduated from Faculty of Horticulture in Nanjing Agricultural University in July 1992 and with a bachelor degree in agriculture. Mr. Fong joined the Group in 1996 and he has 8 years extensive experience in agricultural industry.

Dr. WONG Young Bin, aged 31, is the Manager of the production base management department of the Group and is primarily responsible for the construction, growing plan and cultivation management in the production base of the Group. Mr. Wong graduated from Faculty of Horticulture in Nanjing Agricultural University in July 1992 with a bachelor degree in agriculture. Mr. Wong joined the Group in 2001. He has 8 years extensive experience in agricultural industry and he has professional technology knowledge in the agricultural industry.

Mr. LEE Tse Sang, aged 36, the Manager of the sales and trading department and is primarily responsible for the management of the sales operation and market development of the Group. Mr. Lee graduated from Fujian Teacher University and also holds a master degree awarded by the Faculty of Business Administration of Xiamen University . Prior to joining the Group in January 1998, Mr. Lee had worked with the investment division of the People's Bank of China and Fuzhou Nanhaian Bioengineering Company in the PRC.

// REPORT AND FINAN

The directors submit their report together with the audited financial statements of the Company and its subsidiaries ("the Group") for the year ended 30th June 2001.

PRINCIPAL ACTIVITIES AND SEGEMENTAL ANALYSIS OF OPERATIONS

The principal activity of the company is investment holding. The activities of the subsidiaries are set out in note 14 to the financial statements.

An analysis of the Group's turnover and contribution to operating profit for the year by principal activities is set out in note 4 to the financial statements.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated profit and loss account on page 28.

The directors have recommended the payment of a final dividend of HK$0.073 (equivalent to RMB0.07738) per ordinary share, totalling HK$116,800,000 (equivalent to RMB123,808,000). No interim dividend was declared for the six months ended 31st December 2000.

RESERVES

Movement in the reserves of the Group and the Company during the year are set out in note 26 to the financial statements.

FIXED ASSETS

Details of the movements in the fixed assets of the Group are set out in note 13 to the financial statements.

SHARE CAPITAL

Details of the movements in the share capital of the Company are set out in note 25 to the financial statements.

DISTRIBUTABLE RESERVES

Reserves of the Company at 30th June 2001 available for distribution amounted to RMB614,473,000 (2000: Nil).

PRE-EMPTIVE RIGHTS

No pre-emptive rights exist under the laws in the Cayman Islands, being the jurisdiction in which the Company is incorporated.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the current year and the last three financial years are set out on page 62.

DIRECTORS

The Directors of the Company during the year and up to the date of this report were:

Mr. Kwok Ho	(Appointed on 24th August 2000)
Mr. Ip Chi Ming	(Appointed on 24th August 2000)
Madam Chiu Na Lai	(Appointed on 24th August 2000)
Mr. Lee Yan	(Appointed on 17th November 2000)
Mr. Wong Kong Chi*	(Appointed on 17th November 2000)
Professor Lin Shun Quan*	(Appointed on 17th November 2000)

* *Independent non-executive Directors*

In accordance with Article 116 of the Company's Articles of Association, Mr. Kwok Ho and Mr. Ip Chi Ming will retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Mr. Wong Kong Chi and Professor Lin Shun Quan are independent non-executive Directors and were appointed for a two year term expiring on 30th November 2002.

DIRECTORS' SERVICE CONTRACTS

Each of the executive Directors of the Company has entered into a service contract with the Company. The respective terms of the service contracts of the executive Directors of the Company are as follows:-

Mr. Kwok Ho	9 years
Mr. Ip Chi Ming	5 years
Madam Chiu Na Lai	3 years
Mr. Lee Yan	3 years

In all cases, the service contracts commenced on 1st December 2000, and will continue thereafter unless and until terminated by either party giving to the other not less than three months' notice in writing.

Save as disclosed above, none of the Directors of the Company has a service contract with the Company which is not determinable within one year without payment of compensation other than statutory compensation.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details and senior management are set out on pages 14 to 16.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN EQUITY OR DEBT SECURITIES

As at 30th June 2001, the interests of the Directors and Chief Executive of the Company in the equity and debt securities of the Company or any of its associated corporations as recorded in the register kept by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

		Number of Shares			
Name of Company	Name of Director	Personal interests	Family interests	Corporate interests	Total Shares
The Company	Mr. Kwok Ho	—	—	894,000,000 *(note 1)*	894,000,000
The Company	Mr. Ip Chi Ming	—	—	204,000,000 *(note 2)*	204,000,000

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN EQUITY OR DEBT SECURITIES *(Continued)*

Notes:

1. Held through Kailey Investment Ltd. in which Mr. Kwok Ho has 900 shares and his spouse, Madam Chiu Na Lai has 100 shares representing 90% and 10% respectively of the total issued share capital of Kailey Investment Ltd.

2. Held through Young West Investments Ltd. which is wholly-owned by Mr. Ip Chi Ming.

DIRECTORS' INTERESTS IN CONTRACTS

Apart from the agreements disclosed under the heading "Connected Transactions" below, there were no other contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party, subsisted at the end of the year or at any time during the year, and in which a Director had, whether directly or indirectly, a material interests, nor there were any other contracts of significance in relation to the Company's business between the Company or any of the Company's subsidiaries and a controlling shareholder or any of its subsidiaries.

DIRECTOR'S RIGHTS TO ACQUIRE SHARES OR DEBT SECURITIES

On 23rd November 2000 the Company had conditionally adopted a Share Option Scheme pursuant to which full time employees including executive directors of the Company and its subsidiaries, may be granted options to subscribe for shares of the Company. During the year, no option was granted under the Share Option Scheme.

Save as disclosed above, as at 30th June 2001, none of the Directors or Chief Executive of the Company or their respective associates had any interest or right to subscribe for any securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, its holding company, or any of its fellow subsidiaries a party to any arrangement to enable the Directors (including their respective spouses or children under 18 years of age) or Chief Executive of the Company to acquire benefits by means of acquisition of shares in or debentures of, the Company or any other body corporate.

DIRECTORS' INTEREST IN COMPETING BUSINESS

None of the Directors is interested in any business which competes or is likely to compete, either directly or indirectly, with the Company's business.

CONNECTED TRANSACTIONS

Significant related party transactions which also constitute connected transactions under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), entered into by the Group during the year are disclosed in note 30 to the financial statements. The independent non-executive Directors of the Company had reviewed the above connected transactions set out in note 30 for which the Stock Exchange has granted a waiver from the relevant requirements of the Listing Rules and confirmed that:

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into on normal commercial terms or on the terms no less favourable than terms available to or from independent third parties;

(c) the transactions have been entered into on terms fair and reasonable so far as shareholders of the Company are concerned; and

(d) the purchase of organic fertilizers, plant growth regulators and seeds by the Group from Fujian Chaoda Agricultural Produce Trading Company Limited[1] and Beijing Chaoda Yingjun Bio-tech Company Limited[2], which constitute connected transactions and in respect of the waiver granted by the Stock Exchange, the aggregate value of the purchases of organic fertilizers, plant growth regulators and seeds from the connected parties do not exceed 55%, 3% and 5% respectively of the total purchase and 12%, 0.5% and 1% respectively of the total turnover of the Group, being limits subject to which the Stock Exchange has granted the waiver from strict compliance with the provisions governing connected transactions under the Listing Rules.

Notes:

1. Mr. Kwok holds a 65% equity interest in Fujian Chaoda Group Limited, a limited company incorporated in the PRC, which holds a 60% equity interest in Fujian Chaoda Agricultural Produce Trading Company Limited.

2. Beijing Chaoda Yingjun Bio-Tech Company Limited is a PRC limited liability company in which Mr. Kwok Ho holds a 80% equity interest.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

As at 30th June 2001, so far as is known to the Directors, the following persons (other than the Directors or Chief Executives of the Company whose interests are disclosed above) were recorded in the register kept by the Company under Section 16(1) of the SDI Ordinance as being directly or indirectly interested in 10% or more of the nominal value of the issued share capital of the Company:

Name of Shareholder	Number of Shares	% of issued share capital
Kailey Investment Ltd. *(Note 1)*	894,000,000	55.875%
Young West Investments Ltd. *(Note 2)*	204,000,000	12.75%

Notes:

1. Kailey Investment Ltd. is a company incorporated in the British Virgin Islands with limited liability which is legally and beneficially owned as to 90% by Mr. Kwok Ho and as to 10% by Madam Chiu Na Lai. Mr. Kwok Ho is entitled to exercise 90% of the voting powers at general meetings of Kailey Investment Ltd.

2. Young West Investments Ltd. is a company incorporated in the British Virgin Islands with limited liability which is legally and beneficially owned as to 100% by Mr. Ip Chi Ming.

RETIREMENT SCHEME ARRANGEMENT

Particulars of the Group's retirement scheme are set out in note 11 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchases

— the largest supplier	44%
— five largest suppliers combined	60%

Sales

— the largest customer	9%
— five largest customers combined	29%

Mr. Kwok Ho holds a 65% equity interest in Fujian Chaoda Group Limited, a limited company incorporated in the PRC, which holds a 60% equity interest in the Group's largest supplier.

None of the Directors of the Company or their respective associates or any shareholder, who to the knowledge of the Directors, owns more than 5% of the Company's share capital had an interest in any of the major customers noted above.

AUDIT COMMITTEE

The Audit Committee comprises Mr. Wong Kong Chi and Professor Lin Shun Quan, the two independent non-executive Directors of the Company, has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited annual financial statements.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the accounting period for the year ended 30th June 2001, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

SUBSEQUENT EVENTS

Details of the significant events subsequent to the balance sheet date of 30th June 2001 are set out in note 31 to the financial statements.

AUDITORS

The financial statements for the year were audited by PricewaterhouseCoopers and Charles Chan, Ip & Fung CPA Ltd., the joint auditors of the Company, who will retire, and being eligible, will offer themselves for re-appointment.

On behalf of the Board

Kwok Ho

Chairman

Hong Kong, 15th October 2001

PRICEWATERHOUSECOOPERS
羅兵咸永道會計師事務所

CCIF

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central
Hong Kong

Charles Chan, Ip & Fung CPA Ltd.
37th Floor Hennessy Centre
500 Hennessy Road
Causeway Bay
Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED

(incorporated under the laws of the Cayman Islands with limited liability)

We have audited the financial statements on pages 28 to 61 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of the financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
Chan Wai Dune, Charles
Practising Certificate Number P00712

Hong Kong, 15th October 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 30TH JUNE 2001

	Note	2001 RMB'000	Period from 26th November 1999 to 30th June 2000 (See Note 2) RMB'000
Turnover	4	725,546	55,080
Cost of sales		(179,875)	(14,013)
Gross profit		545,671	41,067
Other revenue	4	10,997	86
Selling and distribution expenses		(61,325)	(3,943)
General and administrative expenses		(46,326)	(2,825)
Other operating expenses		(4,985)	(53)
Operating profit	5	444,032	34,332
Finance cost	6	(1,588)	—
Profit before taxation		442,444	34,332
Taxation	7	(1,623)	—
Profit attributable to shareholders	8	440,821	34,332
Dividends	9	(123,808)	(20,000)
Profit for the year/period retained		317,013	14,332
Earnings per share - basic	10	RMB0.31	RMB0.03

CONSOLIDATED BALANCE SHEET

AS AT 30TH JUNE 2001

	Note	2001 RMB'000	2000 RMB'000
Fixed assets	13	135,192	6,169
Construction-in-progress	15	128,160	—
Deferred development costs	16	49,443	22,200
Long-term prepaid rentals	17	239,436	42,094
Other long-term receivables and deposits	18	2,150	22,150
Current assets			
Inventories, at cost	19	28,325	4,901
Accounts receivable	20	25,150	3,468
Other receivables, deposits and prepayments		58,501	23,377
Loan to a third party	21	—	30,000
Cash and bank balances	22	577,169	12,700
		689,145	74,446
Current liabilities			
Amounts due to related companies	23	2,352	13,245
Other payables and accrued charges		21,026	13,733
Dividend payable	9	123,808	20,000
Short term bank loan - secured	24	50,000	—
Taxation		38,613	32,019
		235,799	78,997
Net current assets/(liabilities)		453,346	(4,551)
Total assets less current liabilities		1,007,727	88,062
Financed by:			
Share capital	25	169,824	411
Reserves	26	837,903	77,615
Shareholders' funds		1,007,727	78,026
Long-term advances from shareholders	27	—	10,036
		1,007,727	88,062

Kwok Ho
Director

Ip Chi Ming
Director

BALANCE SHEET

AS AT 30TH JUNE 2001

	Note	2001 RMB'000
Investment in subsidiaries	14	565,390
Current assets		
Other receivables, deposits and prepayments		153,256
Cash and bank balances		189,643
		342,899
Current liabilities		
Other payables and accrued charges		184
Dividend payable	9	123,808
		123,992
Net current assets		218,907
		784,297
Financed by:		
Share capital	25	169,824
Reserves	26	614,473
Shareholders' funds		784,297

Kwok Ho
Director

Ip Chi Ming
Director

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30TH JUNE 2001

	Note	2001 RMB'000	Period from 26th November 1999 to 30th June 2000 *(See Note 2)* RMB'000
Net cash inflow from operating activities	*28(a)*	369,422	46,548
Returns on investments and servicing of finance			
Interest received		10,997	86
Interest paid		(1,588)	—
Net cash inflow from returns on investments and servicing of finance		9,409	86
Taxation			
Tax paid		—	—
Investing activities			
Net cash inflow from acquisition of subsidiaries	*28(b)*	1,136	9,775
Purchase of fixed assets		(138,643)	(2,997)
Sales of fixed assets		922	—
Payment of construction-in-progress		(111,160)	—
Payment of development costs		(25,150)	(16,300)
Payment of long-term prepaid rentals		(205,843)	(2,709)
Refund of long-term prepaid rentals	*17*	2,400	—
Payment of long-term deposit		—	(2,150)
Loan to a third party		—	(30,000)
Repayment of loan to a third party		30,000	—
Net cash outflow from investing activities		(446,338)	(44,381)
Net cash (outflow)/inflow before financing		(67,507)	2,253

FOR THE YEAR ENDED 30TH JUNE 2001

	Note	2001 RMB'000	Period from 26th November 1999 to 30th June 2000 *(See Note 2)* RMB'000
Financing activities	*28(c)*		
Proceeds from issue of new shares		645,331	411
Issuing expenses		(63,843)	—
New bank loans		65,000	—
Repayment of bank loans		(15,000)	—
Bank deposits pledged for bank loans	22	(53,070)	—
Long-term advance from shareholders		6,157	10,036
Repayment of long-term advance from shareholders		(5,669)	—
Net cash inflow from financing activities		578,906	10,447
Increase in cash and cash equivalents		511,399	12,700
Cash and cash equivalents at beginning of the year/period		12,700	—
Cash and cash equivalents at end of the year/period	*28(e)*	524,099	12,700

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 30TH JUNE 2001

	Note	2001 RMB'000	Period from 26th November 1999 to 30th June 2000 (See Note 2) RMB'000
Total recognised gains - profit for the year/period		440,821	34,332
Capital reserve arising from acquisition of subsidiaries	*26(a)*	15,044	63,283
		455,865	97,615

1. GROUP RECONSTRUCTION

The Company was incorporated in the Cayman Islands on 24th August 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands.

On 1st December 2000, pursuant to a group reconstruction (the "Reconstruction") in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company acquired the entire issued share capital of Timor Enterprise Limited ("Timor", the Group's former ultimate holding company) through a share swap arrangement and became the holding company of Timor and its subsidiaries. Details of the Reconstruction have been set out in the Company's prospectus dated 5th December 2000.

The Company's shares were listed on the Stock Exchange on 15th December 2000.

2. BASIS OF PREPARATION

The financial statements have been prepared under historical cost convention in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants.

Merger accounting is adopted in the preparation of the Group's consolidated financial statements pursuant to SSAP No.27, "Accounting for Group Reconstructions", under which the financial statements of the Company and the consolidated financial statements of Timor are combined as if the Reconstruction has been carried out from 26th November 1999, the date of incorporation of Timor.

The Company was incorporated on 24th August 2000. Accordingly, the comparative figures of the Group's consolidated financial statements for the period ended 30th June 2000 comprise only the figures of the consolidated financial statements of Timor.

The consolidated financial statements of Timor were prepared based on acquisition accounting. Under this basis, Timor's consolidated profit and loss account, cash flow statement and statement of recognised gains and losses for the period ended 30th June 2000 include the results, cash flows and recognised gains and losses of Timor and its subsidiaries for the period from 26th November 1999 (the date of incorporation of Timor) or the dates of acquisition of the subsidiaries to 30th June 2000. In respect of the consolidated balance sheet of the Group as at 30th June 2000, it comprises the balance sheets of Timor and its subsidiaries already acquired as at 30th June 2000.

The excess of the share capital (including premium) of Timor over the par value of the Company's shares issued for the acquisition of Timor is recognised as contributed surplus under shareholders' equity in the consolidated balance sheet.

No balance sheet of the Company as at 30th June 2000 is presented in the financial statements as the Company had not been incorporated on that date.

3. PRINCIPAL ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 30th June. The Reconstruction referred to in note 1 above has been accounted for by using merger accounting. Apart from the Reconstruction, the results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate. Capital reserve arising from consolidation represents the shortfall of the purchase consideration over the fair values ascribed to the net assets of the acquired subsidiaries at the date of acquisition and is taken directly to reserves in the year of acquisition.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(b) Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision, if necessary, for any diminution in value other than temporary in nature. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) Revenue recognition

Sales of crops, livestock and ancillary food products are recognised on the transfer of ownership, which coincides with the time of delivery of the products.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(d) Finance costs

All finance costs are charged to the profit and loss account in the year in which they are incurred.

(e) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(f) **Research and development costs**

Research costs are charged to the profit and loss account in the year in which they are incurred.

Development costs are expensed as incurred, except where a specific project is undertaken, the technical feasibility of the product under development has been demonstrated, costs are identifiable and a market exists for the product such that the development costs are expected to be recoverable from related future economic benefits. Such development costs are recognised as deferred development costs in the balance sheet and amortised on a straight-line basis over a period of not more than 5 years from the date the product is available for sale.

(g) **Retirement benefit costs**

The Group's contributions to a defined contribution retirement scheme are expensed as incurred.

The Group's contributions to the Hong Kong Mandatory Provident Fund ("MPF") Scheme are expensed as incurred.

The assets of the schemes are held separately from those of the Group in independently administered funds.

(h) **Fixed assets**

Fixed assets are stated at cost less accumulated depreciation. Depreciation of fixed assets is calculated to write off their cost on a straight line basis over their expected useful lives. The principal annual rates used for this purpose are:-

Leasehold improvements	20% to 50%
Furniture, fixtures and equipment	20%
Motor vehicles	20%
Farmland infrastructure	5% to 67%*
Orchard	5% to 10%
Intermediate life plants	20%

* *With the exception of certain immaterial farmland infrastructure items which were subject to annual depreciation rate of 67% last year and had been disposed of during the current year, the remaining items are subject to annual depreciation rate of 5% to 20%.*

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(h) **Fixed assets** *(Continued)*

Intermediate life plants are perennial plants which have growth cycles more than one year.

Cultivation costs during the development period of the orchard and intermediate life plants are capitalised until the commencement of commercial production following which the accumulated costs are depreciated over their estimated useful lives.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives.

The carrying amounts of fixed assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. Expected future cash flows have not been discounted in determining the recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account.

(i) **Construction-in-progress**

Construction-in-progress is stated at cost. Cost comprises all direct and indirect costs of construction. Construction-in-progress is transferred to fixed assets and depreciation commences when construction is completed.

(j) **Operating leases**

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are charged to operating profit on a straight-line basis over the period of the respective leases.

(k) **Long-term prepaid rentals**

Long-term prepaid rentals under operating leases are recognised at cost and amortised on a straight line basis over the period of the respective leases.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(l) **Inventories**

The Group's inventories, comprising growing crops, livestock, agricultural materials and ancillary food products, are stated at the lower of cost or estimated net realisable value.

Costs of growing crops, including seeds, fertilisers, pesticides, plant growth regulators, labour and indirect overheads, are accumulated until the time of harvest. Indirect overheads common to various products, including rentals of farmland, depreciation of farmland infrastructure, land preparation, irrigation and indirect labour, are allocated to products based on production areas.

The costs of the Group's livestock, being goats, are calculated on a weighted average basis and comprises initial purchase cost and breeding cost.

Costs of agricultural materials and ancillary food products are stated at their purchase costs calculated on a first-in, first-out basis.

Estimated net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(m) **Accounts receivable**

Provision is made against accounts receivable to the extent which they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(n) **Translation of foreign currencies**

Foreign currency transactions are translated into Renminbi at the rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are incorporated into the financial statements by translating foreign currencies into Renminbi at exchange rates prevailing at the balance sheet date. Exchange differences arising therefrom are included in the operating results.

4. TURNOVER, REVENUES AND SEGMENT INFORMATION

The Group is principally engaged in the growing and sale of crops, breeding and sale of livestock and sale of ancillary food products. Revenues recognised during the year/period are as follows:

	2001 RMB'000	Period from 26th November 1999 to 30th June 2000 RMB'000
Turnover		
Sales of crops	705,721	54,098
Sales of livestock	15,948	—
Sales of ancillary food products	3,877	982
	725,546	55,080
Other revenue		
Interest income	10,997	86
Total revenues	736,543	55,166

4. TURNOVER, REVENUES AND SEGMENT INFORMATION

(Continued)

The results of the major business activities for the year ended 30th June 2001 and period ended 30th June 2000 are summarised below:

(i) **Year ended 30th June 2001**

	Growing and sales of crops 2001 RMB'000	Breeding and sales of livestock 2001 RMB'000	Sales of ancillary food products 2001 RMB'000	Total RMB'000
Turnover	705,721	15,948	3,877	725,546
Cost of sales	(170,538)	(6,440)	(2,897)	(179,875)
Gross profit	535,183	9,508	980	545,671
Unallocated items:-				
Other revenue				10,997
Selling and distribution expenses				(61,325)
General and administrative expenses				(46,326)
Other operating expenses				(4,985)
Operating profit				444,032
Finance cost				(1,588)
Profit before taxation				442,444
Taxation				(1,623)
Profit attributable to shareholders				440,821

4. TURNOVER, REVENUES AND SEGMENT INFORMATION

(Continued)

(ii) **Period from 26th November 1999 to 30th June 2000**

	Growing and sales of crops 2000 RMB'000	Sales of ancillary food products 2000 RMB'000	Total RMB'000
Turnover	54,098	982	55,080
Cost of sales	(13,178)	(835)	(14,013)
Gross profit	40,920	147	41,067
Unallocated items:-			
Other revenue			86
Selling and distribution expenses			(3,943)
General and administrative expenses			(2,825)
Other operating expenses			(53)
Operating profit			34,332
Finance cost			—
Profit before taxation			34,332
Taxation			—
Profit attributable to shareholders			34,332

(iii) The Group's operations are primarily in the People's Republic of China ("PRC") and the Group's direct export sales and gross profit attributable to other geographical areas are both less than 5% of the Group's consolidated total for the year ended 30 June 2001 and the period ended 30 June 2000. Consequently, no geographical segment analysis is presented.

5. OPERATING PROFIT

Operating profit is stated after charging the following:

	2001	Period from 26th November 1999 to 30th June 2000
	RMB'000	RMB'000
Auditors' remuneration	2,233	—
Depreciation of owned fixed assets		
(net of amount capitalised in inventories)	4,325	1,426
Loss on disposal of fixed assets	1,620	—
Operating lease expenses		
- land and buildings	21,780	1,537
- motor vehicles	388	179
Staff costs	54,916	5,274
Retirement benefit costs	297	—
Research expenses incurred	21,350	1,550
Amortisation of deferred development costs	1,007	584
Amortisation of long-term prepaid rentals		
(net of amount capitalised in inventories)	3,507	574

6. FINANCE COST

This represents interest expense on short-term bank loans repayable within one year.

7. TAXATION

The amount of taxation charged to the consolidated profit and loss account represents:

			Period from 26th November 1999 to 30th June
		2001	2000
	Note	RMB'000	RMB'000
PRC income tax	(i)	1,623	—

(i) PRC income tax represents tax charges on the estimated assessable profits of the PRC subsidiaries of the Group. All PRC subsidiaries of the Group are incorporated in the economic development zone of Fujian Province ("Fujian") of the PRC. Domestic enterprises of the PRC are subject to a standard income tax rate of 33 per cent. and productive foreign investment enterprises established in the economic development zone of Fujian, PRC, are subject to a preferential income tax rate of 24 per cent..

Fujian Chaoda Livestock Company Limied ("Chaoda Livestock"), being a domestic enterprise, is subject to the standard income tax rate of 33 per cent..

Fuzhou Chaoda Modern Agriculture Development Company Limited ("Chaoda Modern Agriculture") and Fujian Chaoda Green Agriculture Development Company Limited ("Chaoda Green Agriculture") changed from domestic enterprises to foreign investment enterprises on 29th December 1999 and 20th May 2000 respectively. From their respective dates of change of legal status, Chaoda Modern Agriculture and Chaoda Green Agriculture are entitled to full exemption from PRC income tax for two years starting from their first profit-making year followed by a 50 per cent. reduction for the next consecutive three years in accordance with the relevant tax rules and regulations applicable to foreign investment enterprises in the PRC.

(ii) No provision for Hong Kong profits tax has been made as there are no estimated assessable profits (2000: Nil) for the subsidiaries operating in Hong Kong during the year.

(iii) No deferred tax has been recognised in the financial statements as there has been no material timing differences for tax purposes.

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of RMB125,952,000.

9. DIVIDENDS

	2001	Period from 26th November 1999 to 30th June 2000
	RMB'000	RMB'000
Final, proposed, of HK$0.073 (equivalent to RMB0.07738) per ordinary share for 2001	123,808	20,000

The dividend of RMB20,000,000 for the period ended 30th June 2000 was paid by Timor to its then shareholders prior to the completion of the Reconstruction on 1st December 2000.

10. EARNINGS PER SHARE

Basic earnings per share is calculated based on the profit attributable to shareholders of RMB440,821,000 and on the weighted average number of 1,416,986,000 shares in issue during the year.

The comparative earnings per share is calculated based on the profit attributable to shareholders of RMB34,332,000 and an aggregate of 1,200,000,000 shares, comprising 2 shares issued at HK$0.1 each on 24th August 2000 immediately after incorporation of the Company together with 998 shares issued upon the Reconstruction and 1,199,999,000 shares issued pursuant to the capitalisation issue for the then shareholders of the Company upon completion of Reconstruction, which were deemed to have been in issue since the incorporation date of Timor.

There were no potential dilutive ordinary shares in existence for the year ended 30th June 2001 and the period ended 30th June 2000, therefore, no diluted earnings per share was presented.

11. RETIREMENT BENEFIT COSTS

The Group has joined a retirement scheme organised by the Provincial Government of Fujian for its PRC employees and is required to contribute 22.2% of the employees' basic salaries to the scheme.

Following the enforcement of the Hong Kong MPF Schemes Ordinance effective 1st December 2000, the Group operates a defined contribution MPF scheme for its Hong Kong employees. The Group contributes 5% of the employees' relevant income each month as defined in the MPF Schemes Ordinance, subject to a maximum of HK$1,000 per person.

As at 30th June 2001, there were no contributions payable to the above retirement schemes.

12. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) **Directors' emoluments**

The aggregate amounts of emoluments paid and payable to the directors of the Company during the year/period are:

	2001	**Period from 26th November 1999 to 30th June 2000**
	RMB'000	RMB'000
Fees	—	—
Other emoluments		
Salaries and other benefits-in-kind		
- Executive directors (Note)	2,477	33
- Independent non-executive directors	33	—
Retirement benefit costs		
- Executive directors	19	—
- Independent non-executive directors	—	—
	2,529	33

Note: This includes operating lease rental of RMB362,000 (2000: Nil) paid by the Group for a quarter provided to an executive director.

12. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(Continued)

(a) **Directors' emoluments** *(Continued)*

The emoluments of the above directors fell within the following bands:

	2001	Period from 26th November 1999 to 30th June 2000
	RMB'000	RMB'000
Emoluments		
RMB nil to RMB1,000,000	5	4
RMB1,000,001 to RMB1,500,000	1	—

No directors of the Company waived any emoluments and no emoluments were paid or payable by the Group as an inducement to join or upon joining the Group, or as compensation for loss of office during the year/period.

(b) **Five highest paid individuals**

Three (2000: One) of the five highest paid individuals are directors whose emoluments have been included above. Details of the emoluments paid to the remaining two (2000: four) highest paid individuals are as follows:

	2001	Period from 26th November 1999 to 30th June 2000
	RMB'000	RMB'000
Salaries and other benefits-in-kind	811	111
Retirement benefit costs	11	—
	822	111

The emoluments of these two (2000: four) highest paid individuals are less than RMB1,000,000.

13. FIXED ASSETS - GROUP

	Leasehold improvements RMB'000	Furniture, fixtures and equipment RMB'000	Motor vehicles RMB'000	Farmland infrastructure RMB'000	Orchard RMB'000	Intermediate life plants RMB'000	Total RMB'000
Cost							
As at 1st July 2000	80	627	722	9,540	261	888	12,118
Additions	876	1,475	3,596	107,866	23,983	847	138,643
Acquisition of subsidiaries	47	68	41	346	—	—	502
Disposals	(127)	(14)	(58)	(8,791)	(261)	(861)	(10,112)
As at 30th June 2001	876	2,156	4,301	108,961	23,983	874	141,151
Accumulated depreciation							
As at 1st July 2000	20	142	235	5,449	—	103	5,949
Charge for the year	115	269	200	4,572	56	131	5,343
Acquisition of subsidiaries	3	13	2	120	—	—	138
Disposals	(23)	(10)	(50)	(5,379)	—	(9)	(5,471)
As at 30th June 2001	115	414	387	4,762	56	225	5,959
Net book value							
As at 30th June 2001	761	1,742	3,914	104,199	23,927	649	135,192
As at 30th June 2000	60	485	487	4,091	261	785	6,169

Farmland infrastructure includes films, poles, green house facilities, ditches, roads and others.

Intermediate life plants are aloe veras growing as at year end.

14. INVESTMENTS IN SUBSIDIARIES

	Company 2001 RMB'000
Unlisted shares, at cost	200,665
Amounts due from subsidiaries	364,725
	565,390

Amounts due from subsidiaries are unsecured, interest free and have no fixed terms for repayment.

The following is a list of the subsidiaries at 30th June 2001:

Company	Place of incorporation	Principal activities and place of operation	Particulars of issued/registered and paid up capital	Interest held
Held directly:				
Timor Enterprise Limited	British Virgin Islands	Investment holding in Hong Kong	60,000 ordinary shares of US$1 each	100%
Held indirectly:				
Fuzhou Chaoda Modern Agriculture Development Company Limited	PRC	Growing and sale of crops, breeding and sale of livestock in PRC	RMB59,455,900	100%
Fujian Chaoda Green Agriculture Development Company Limited	PRC	Growing and sale of crops in PRC	RMB6,000,000	100%
Fujian Chaoda Livestock Company Limited	PRC	Breeding and sale of livestock in PRC	RMB2,800,000	100%
Chaoda Vegetable & Fruits Limited	Hong Kong	Distribution and trading of crops in Hong Kong	100,000 ordinary shares of HK$1 each	100%

15. CONSTRUCTION-IN-PROGRESS

	2001 RMB'000	2000 RMB'000
Brought forward	—	—
Additions	111,160	—
Transfer from other receivables, deposits and prepayments	17,000	—
Carried forward	128,160	—

16. DEFERRED DEVELOPMENT COSTS

	2001 RMB'000	2000 RMB'000
Cost		
Brought forward	23,450	—
Acquisition of subsidiaries	3,100	7,150
Amounts capitalised during the year/period	25,150	16,300
Carried forward	51,700	23,450
Accumulated amortisation		
Brought forward	1,250	—
Acquisition of subsidiaries	—	666
Amortisation during the year/period	1,007	584
Carried forward	2,257	1,250
Carrying value	49,443	22,200

17. LONG-TERM PREPAID RENTALS

This represents prepayment of long-term rentals of farmland and a research center with lease terms ranging from 25 to 70 years under operating leases. The movement of the long-term prepaid rentals during the year/period is as follows:

	2001	**2000**
	RMB'000	RMB'000
Cost		
Brought forward	42,908	—
Acquisition of subsidiaries	9,870	30,150
Amounts capitalised for the year/period	200,416	12,758
Early termination of lease *(Note)*	(9,000)	—
Carried forward	244,194	42,908
Accumulated amortisation		
Brought forward	814	—
Acquisition of subsidiaries	81	240
Amortisation during the year/period	4,258	574
Early termination of lease *(Note)*	(395)	—
Carried forward	4,758	814
Carrying value	239,436	42,094

Note: During the year ended 30th June 2001, a long-term operating lease on farmland was terminated. Pursuant to the termination agreement, the relevant unamortised long term prepaid rentals of RMB8,605,000 will be refunded to the Group. As at 30th June 2001, RMB2,400,000 had been refunded to the Group.

18. OTHER LONG-TERM RECEIVABLES AND DEPOSITS

	2001 RMB'000	2000 RMB'000
Deposit for purchase of properties *(Note)*	—	20,000
Other	2,150	2,150
	2,150	22,150

Note: During the period ended 30th June 2000, the Group paid a deposit to a third party, being a property developer in the PRC, for the purchase of certain properties. During the current year, the entire interests of this deposit had been assigned to a company owned by Mr. Kwok Ho, a major shareholder and director of the Company and the receivable arising from this assignment was settled by setting off against the dividend declared and payable by Timor (at the direction of the shareholders) on 29th November 2000 (see note 9).

19. INVENTORIES, AT COST

	2001 RMB'000	2000 RMB'000
Growing crops	21,974	3,752
Livestock - goats	5,275	—
Agricultural materials *(Note)*	1,076	1,149
	28,325	4,901

Note: Agricultural materials include seeds, fertilisers and pesticides not yet utilised as at year end.

20. ACCOUNTS RECEIVABLE

Credit terms granted to customers are as follows:-

	Credit term
Local wholesales and retails sales	Cash on delivery
Local sales to institutional customers (including hotel and schools)	15 days to 30 days after delivery
Sales to export trading companies	15 days to 30 days after delivery

At the year end, the aging of all accounts receivable is within one month.

21. LOAN TO A THIRD PARTY

This represented a loan to the aforementioned property developer as set out in note 18, which was secured, interest free and had been fully repaid during the year.

22. CASH AND BANK BALANCES

As at year end, RMB56,106,000 (2000: RMB12,616,000) of the Group's cash and bank balances were denominated in Renminbi and kept in the mainland China. The conversion of these Renminbi denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

Included in the cash and bank balances is a bank deposit of HK$50,000,000 (equivalent to RMB53,070,000) which has been pledged as security for the Group's short-term bank loan amounting to RMB50,000,000 (note 24).

23. AMOUNTS DUE TO RELATED COMPANIES

The whole balance as at year end (2000: RMB535,000) arose from purchases of agricultural materials, as detailed in note 30 below, from the companies which are majority owned by Mr. Kwok Ho, a director and a controlling shareholder of the Group.

The aging of the amounts due to related companies, which are trading in nature, can be summarised as follows:-

	2001	**2000**
	RMB'000	RMB'000
Within 3 months	2,352	530
Over 3 months but within 9 months	—	5
	2,352	535

The remaining balance of RMB12,710,000 as at 30th June 2000 were non-trading in nature, unsecured, interest free and had no fixed repayment terms.

24. SHORT TERM BANK LOANS-SECURED

As at 30th June 2001, the short term bank loan is interest bearing at 5.5575% per annum and will be fully repayable on 22nd December 2001. It is secured by a bank deposit of HK$50,000,000 (equivalent to RMB53,070,000) as at year end.

25. SHARE CAPITAL

		Authorised		
		Ordinary shares of HK$0.1 each		
	Note	No. of shares	HK$'000	RMB'000
As at 1st July 2000		—	—	—
Upon incorporation of the Company	(a)	3,500,000	350	371
Increase of authorised share capital	(b)	4,996,500,000	499,650	527,144
As at 30th June 2001		5,000,000,000	500,000	527,515

		Issued and fully paid		
		Ordinary shares of HK$0.1 each		
	Note	No. of shares	HK$'000	RMB'000
As at 1st July 2000		—	—	—
Issued upon incorporation of the Company	(c)	2	—	—
Acquisition of subsidiaries	(d)	998	—	—
Capitalisation issue	(e)	1,199,999,000	120,000	127,368
Issue of shares upon listing	(f)	400,000,000	40,000	42,456
As at 30th June 2001		1,600,000,000	160,000	169,824

(a) The Company was incorporated on 24th August 2000 with an authorised share capital of HK$350,000 divided into 3,500,000 shares of HK$0.10 each.

(b) On 23rd November 2000, the authorised share capital of the Company was increased from HK$350,000 to HK$500,000,000 by the creation of an additional 4,996,500,000 new shares.

(c) Upon its incorporation, the Company allotted and issued 2 shares at par which were credited as fully paid.

(d) Pursuant to the Reconstruction, the Company issued 998 shares to acquire 100% shareholdings of Timor, the Group's former holding company from its then existing shareholders.

(e) Pursuant to the Company's written resolution on 29th November 2000, a total of HK$119,999,900 (equivalent to RMB127,368,000) of share premium arising from the public issue as set out in note (f) below was capitalised as share capital of the Company and 1,199,999,000 new shares were allotted to the then existing shareholders of the Company.

(f) The Company issued 400,000,000 ordinary shares of HK$0.10 each at a subscription price of HK$1.52 per share upon the listing of the Company's shares on the Stock Exchange. The Group raised approximately HK$547 million net of related expenses (equivalent to RMB581.5 million) by way of this placing and public offering.

(g) The share capital in the consolidated balance sheet as at 30th June 2000 represents the share capital of Timor, the former holding company of the Group.

26. RESERVES

(a) Group

	Note	Share Premium RMB'000	Capital Reserve RMB'000	(Note (i)) Statutory Common Reserve RMB'000	(Note (i)) Statutory Welfare Reserve RMB'000	Retained Profits RMB'000	Total RMB'000
As at 26th November 1999		—	—	—	—	—	—
Acquisition of a subsidiary by Timor	28(b)	—	63,283	—	—	—	63,283
Profit for the year		—	—	—	—	34,332	34,332
Dividends		—	—	—	—	(20,000)	(20,000)
Transfer		—	—	—	566	(566)	—
As at 30th June 2000		—	63,283	—	566	13,766	77,615
As at 1st July 2000		—	63,283	—	566	13,766	77,615
Acquisition of subsidiaries	28(b)	—	15,044	—	—	—	15,044
Contributed surplus arising from the Reconstruction		—	16,567	—	—	—	16,567
Issue of shares upon listing	25(f)	602,875	—	—	—	—	602,875
Issuing expenses	25(f)	(63,843)	—	—	—	—	(63,843)
Capitalisation issue	25(e)	(127,368)	—	—	—	—	(127,368)
Profit for the year		—	—	—	—	440,821	440,821
Dividends	9	—	—	—	—	(123,808)	(123,808)
Transfer		—	—	26,881	165	(27,046)	—
As at 30th June 2001		411,664	94,894	26,881	731	303,733	837,903

26. RESERVES *(Continued)*

Note (i):

According to PRC rules and regulations and the Articles of Association of the Group's respective PRC subsidiaries:

— Domestic enterprises are required to transfer 10% and 5% of its profits after tax to statutory common reserve and statutory welfare reserve respectively.The transfer to the statutory common reserve is required until it aggregates to 50% of the company's registered share capital.

— Foreign investment enterprises are only required to transfer 10% of its profits after tax to statutory common reserve.

The statutory common reserve can be used to make good previous years' losses while the statutory welfare reserve can be utilised for employees' welfare facilities.

The above appropriation of reserves includes the appropriations made by the Group's PRC domestic enterprises and Group's foreign investment enterprises.

(b) **Company**

	Note	**Share Premium** RMB'000	**Retained Profits** RMB'000	**Total** RMB'000
As at 24th August 2000		—	—	—
Issue of shares upon listing	25(f)	602,875	—	602,875
Issuing expenses	25(f)	(63,843)	—	(63,843)
Capitalisation issue	25(e)	(127,368)	—	(127,368)
Acquisition of subsidiaries	(a)	200,665	—	200,665
Profit for the year		—	125,952	125,952
Dividends	9	—	(123,808)	(123,808)
As at 30th June 2001		612,329	2,144	614,473

Note (a): The share premium arising from acquisition of subsidiaries represents the excess of the total net asset values of the subsidiaries at the dates of acquisition over the par value of the Company's shares issued.

27. LONG-TERM ADVANCE FROM SHAREHOLDERS

Last year balance represents long-term advance from shareholders, which were unsecured, interest free and were not required to be repaid within one year. During the current year, the balance increased to RMB21,825,000, of which RMB16,156,000 was capitalised as share capital of Timor and the remaining balance was repaid by cash.

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) **Reconciliation of profit before taxation to net cash inflow from operating activities**

	2001	**Period from 26th November 1999 to 30th June 2000**
	RMB'000	RMB'000
Profit before taxation	442,444	34,332
Interest income	(10,997)	(86)
Interest expense	1,588	—
Depreciation charges	4,325	1,426
Loss on disposal of fixed assets	1,620	—
Amortisation of deferred development costs	1,007	584
Amortisation of long-term prepaid rentals	3,507	574
Increase in inventories, at cost	(18,991)	(1,352)
Increase in accounts receivable	(21,194)	(981)
(Increase)/decrease in other receivables, deposits and prepayments	(41,568)	1,146
Increase in amounts due to related companies	1,821	13,245
Increase/(decrease) in other payables and accrued charges	5,860	(2,340)
Net cash inflow from operating activities	369,422	46,548

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(Continued)

(b) **Acquisition of subsidiaries**

	2001 RMB'000	Period from 26th November 1999 to 30th June 2000 RMB'000
Net assets acquired		
Fixed assets	366	4,635
Deferred development costs	3,100	6,484
Long-term prepaid rentals	9,789	29,910
Long-term receivable	—	20,000
Inventories	2,663	3,513
Accounts receivable	488	3,226
Other receivables, deposits and prepayments	2,251	23,783
Amount due from fellow subsidiary	12,715	—
Cash and bank balances	1,242	20,153
Accounts payable and other payables	(6,861)	(6,024)
Long-term advance from shareholders	(5,632)	—
Taxation	(4,971)	(32,019)
	15,150	73,661
Capital reserve arising from acquisition	(15,044)	(63,283)
	106	10,378
Satisfied by		
Cash	106	10,378
Analysis of the net cash inflow in respect of the acquisition of subsidiaries:		
Cash consideration	(106)	(10,378)
Cash and bank balances acquired	1,242	20,153
Net cash inflow in respect of the acquisition of subsidiaries	1,136	9,775

The subsidiaries acquired during the year contributed RMB43,000 (2000: RMB47,310,000) to the Group's net operating cash flows, received RMB3,053,000 (2000: RMB86,000) in respect of the net returns on investments and servicing of finance, and utilised RMB1,448,000 (2000: RMB45,143,000) for investing activities.

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(Continued)

(c) **Analysis of changes in financing during the year/period**

	Share Capital RMB'000	Share Premium RMB'000	Capital Reserve RMB'000	Long-term Advance from Shareholders RMB'000	Short-term Bank Loans RMB'000
As at 26th November 1999	—	—	—	—	—
Issue upon incorporation of Timor	411	—	—	—	—
Long-term advance from shareholders	—	—	—	10,036	—
Capital reserve arising from acquisition of a subsidiary by Timor	—	—	63,283	—	—
As at 30th June 2000	411	—	63,283	10,036	—
As at 1st July 2000	411	—	63,283	10,036	—
Acquisition of subsidiaries	—	—	15,044	5,632	—
Long-term advance from shareholders	—	—	—	6,157	—
Repayment of long-term advance from shareholders	—	—	—	(5,669)	—
Capitalisation of shareholders' loans	16,156	—	—	(16,156)	—
Contribution surplus arising from the Reconstruction	(16,567)	—	16,567	—	—
Issue of shares upon listing	42,456	602,875	—	—	—
Capitalisation issue	127,368	(127,368)	—	—	—
Issuing expenses	—	(63,843)	—	—	—
New bank loans	—	—	—	—	65,000
Repayment of bank loans	—	—	—	—	(15,000)
As at 30th June 2001	169,824	411,664	94,894	—	50,000

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(Continued)

(d) **Major non-cash transactions**

Save as disclosed in note 15, 18, 25(e) and 27, the Group had not entered into any other material non-cash transactions.

(e) **Analysis of the balances of cash and cash equivalents**

	Note	2001 RMB'000	2000 RMB'000
Cash and bank balances		577,169	12,700
Bank deposits pledged for bank loans	22	(53,070)	—
Cash and cash equivalents at end of the year/period		524,099	12,700

29. COMMITMENTS

(a) **Capital commitments**

As at 30th June 2001, the Group had the following capital commitments:

	2001 RMB'000	2000 RMB'000
Contracted but not provided for		
- Research and development expenditures	74,000	12,000
- Purchase of fixed assets	351,859	191,450
Total	425,859	203,450

29. COMMITMENTS (Continued)

(b) **Operating lease commitments**

At 30th June 2001, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Within one year RMB'000	In the second to fifth year inclusive RMB'000	After the fifth year RMB'000	Total RMB'000
As at 30th June 2001				
Land and buildings	25,770	96,880	580,161	702,811
Others	376	472	—	848
	26,146	97,352	580,161	703,659
As at 30th June 2000				
Land and buildings	5,653	20,825	114,129	140,607
Others	376	848	—	1,224
	6,029	21,673	114,129	141,831

30. RELATED PARTY TRANSACTIONS

The Group entered into the following material transactions with related parties during the year/period:

	2001 RMB'000	2000 RMB'000
Fujian Chaoda Agricultural Produce Trading Company Limited		
- Purchase of organic fertilisers	52,097	10,109
- Purchase of plant growth regulators	1,343	574
Beijing Chaoda Yingjun Bio-tech Company Limited		
- Purchase of seeds	270	437

(i) The above related parties are companies majority owned by Mr. Kwok Ho.

(ii) The directors are of the opinion that these transactions were conducted on normal commercial terms in the normal course of business.

31. SUBSEQUENT EVENTS

On 26th July 2001, the Group acquired 49 per cent. shareholding in Newasia Global Limited ("Newasia") at a total consideration of RMB108,826,000 (comprising of HK$20,000,000 and RMB87,650,000). Newasia owns and operates a citrus farm in Guangxi Province, PRC.

On 26th July 2001, the Group entered into three lease agreements totalling approximately 20,000 mu of farmland in Nanjing, PRC for a term of 30 years.

32. ULTIMATE HOLDING COMPANY

The directors regard Kailey Investment Limited, a company incorporated in the British Virgin Islands, as being the ultimate holding company.

33. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on 15th October 2001.

RESULTS

	Year ended 30th June			
	1998[2]	1999[2]	2000[2]	2001[1]
	RMB'000	RMB'000	RMB'000	RMB'000
Turnover	23,415	76,991	154,225	725,546
Operating profit	13,389	48,655	92,342	444,032
Finance cost	—	—	—	(1,588)
Profit before taxation	13,389	48,655	92,342	442,444
Taxation	(4,220)	(16,148)	(16,622)	(1,623)
Profit before minority interests	9,169	32,507	75,720	440,821
Minority interests	(1,834)	(6,642)	(8,406)	—
Profit for the year	7,335	25,865	67,314	440,821

ASSETS AND LIABILITIES

	As at 30th June			
	1998[2]	1999[2]	2000[2]	2001[1]
	RMB'000	RMB'000	RMB'000	RMB'000
Total assets	17,707	79,169	186,545	1,243,526
Total liabilities excluding minority interests	(8,234)	(31,389)	(93,329)	(235,799)
Minority interests	(1,895)	(10,557)	—	—
Balance of shareholders' funds	7,578	37,223	93,216	1,007,727

Notes:

1. The results, assets and liabilities of the Group for the year ended 30th June 2001 are extracted from the Group's financial statements set out on pages 28 and 29 of this annual report.

2. The summary of the Group's combined results for the 3 years ended 30th June 2000 and assets and liabilities as at 30th June 1998, 1999 and 2000 above were extracted from the Company's prospectus dated 5th December 2000 ("the Prospectus"). The Company was incorporated on 24th August 2000. The Group's combined results for the 3 years ended 30th June 2000 and combined assets and liabilities as at 30th June 1998, 1999, 2000 have been prepared as if the Company had owned each subsidiary throughout the 3 years ended 30th June 2000, or since their respective dates of incorporation. The Group effectively increased its interests in Fuzhou Chaoda Modern Agriculture Development Company Limited, Fujian Chaoda Green Agriculture Development Company Limited and Fujian Chaoda Livestock Company Limited respectively from 80% to 100% in December 1999, 70% to 100% in January 2000 and 60% to 100% in January 2000. Accordingly, the minority interests in these companies, up to the respective dates of acquisition by the Group, have been recognised in the combined results for the 3 years ended 30th June 2000 and in the combined balance sheets as at 30th June 1998 and 1999.

As detailed in note 2 to the financial statements, the Group's financial statements are prepared in accordance with Hong Kong Statements of Standard Accounting Practice and include the financial statements of the Company and the consolidated financial statements of Timor Enterprise Limited ("Timor", the Group's former ultimate holding company). The consolidated financial statements of Timor are prepared on an acquisition basis which requires Timor to consolidate the accounts of subsidiaries from the date that the subsidiaries are acquired. Accordingly, the consolidated profit and loss account of Timor for the year ended 30th June 2000 only includes the results of the subsidiaries since their respective dates of acquisition and the consolidated balance sheet of Timor as at 30th June 2000 did not include assets and liabilities of those subsidiaries which were acquired after 30th June 2000.

For comparison purpose, the directors consider that it is appropriate to provide additional financial information to shareholders by presenting the pro forma combined profit and loss account and pro forma combined balance sheet of the Group, which are prepared as if the subsidiaries acquired during the months from January 2000 to July 2000 had been subsidiaries of the Group since 1st July 1999.

The pro forma financial information of the Group does not form part of the statutory financial statements of the Group.

PROFIT AND LOSS ACCOUNT

	Actual consolidated Year ended 30th June 2001 RMB'000	Pro forma combined Year ended 30th June 2000 RMB'000
Turnover	725,546	154,225
Cost of sales	(179,875)	(42,583)
Gross profit	545,671	111,642
Other revenue	10,997	181
Selling and distribution expenses	(61,325)	(10,952)
General and administrative expenses	(46,326)	(8,343)
Other operating expenses	(4,985)	(186)
Operating profit	444,032	92,342
Finance cost	(1,588)	—
Profit before taxation	442,444	92,342
Taxation	(1,623)	(16,622)
Profit after taxation	440,821	75,720
Minority interests	—	(8,406)
Profit attributable to shareholders	440,821	67,314
Dividends	(123,808)	(20,000)
Profit for the year retained	317,013	47,314
Earnings per share - basic	RMB 0.31	*RMB 0.06

* The computation of the pro forma earnings per share for the year ended 30th June 2000 is based on the Group's pro forma combined profit after taxation and minority interests attributable to shareholders for the same period of RMB67,314,000 and 1,200,000,000 ordinary shares (the number of shares of the Company right before the placing and public offer) deemed to be in issue throughout the year.

BALANCE SHEET

AS AT 30TH JUNE 2001

	Actual consolidated 2001 RMB'000	Pro forma combined 2000 RMB'000
Fixed assets	135,192	6,536
Construction-in-progress	128,160	—
Deferred development costs	49,443	25,300
Long-term prepaid rentals	239,436	51,883
Other long-term receivables and deposits	2,150	22,150
Current assets		
Inventories, at cost	28,325	7,565
Accounts receivable	25,150	4,459
Other receivables, deposits and prepayments	58,501	24,512
Amounts due from related companies	—	200
Loan to a third party	—	30,000
Cash and bank balances	577,169	13,940
	689,145	80,676
Current liabilities		
Amounts due to related companies	2,352	535
Other payables and accrued charges	21,026	20,174
Dividend payable	123,808	20,000
Short term bank loan - secured	50,000	—
Taxation	38,613	36,990
	235,799	77,699
Net current assets/(liabilities)	453,346	2,977
Total assets less current liabilities	1,007,727	108,846
Financed by:		
Share capital	169,824	516
Reserves	837,903	92,700
Shareholders' funds	1,007,727	93,216
Long-term advances from shareholders	—	15,630
	1,007,727	108,846

NOTICE IS HEREBY GIVEN that the first Annual General Meeting of Chaoda Modern Agriculture (Holdings) Limited (the "Company") will be held at Salon I & II, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Tuesday, 11th December 2001 at 10:00 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements, Directors' Report and Auditors' Report for the year ended 30th June 2001.

2. To approve the final dividend for the year ended 30th June 2001.

3. To re-elect the retiring Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

4. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

5A. "**THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to procure the Company to repurchase its shares at a price determined by the Directors of the Company;

(c) the aggregate nominal amount of the shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly;

(d) for the purposes of this resolution:

"Relevant Period" means the period from the date of passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or its Articles of Association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the shareholders (the "Shareholders") of the Company in general meeting."

5B. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval granted in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of any option under the share option scheme of the Company adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries and/or associated companies of options to subscribe for or rights to acquire shares; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with its Articles of Association, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" shall have the same meaning as ascribed to it under the resolution set out in resolution 5A(d) of the notice convening this Meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or stock exchange, in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong")."

5C. "**THAT:**

conditional upon the passing of the resolutions 5A and 5B as set out in the notice convening this Meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to the resolution 5B of the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the Directors of the Company pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to the resolution 5A as set out in the notice convening this Meeting, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

6. To transact any other business.

By Order of the Board

Li Chi Fai

Company Secretary

Hong Kong, 29th October 2001

Notes:

1. The Register of Members of the Company will be closed from 5th December 2001 (Wednesday) to 11th December 2001 (Tuesday), both days inclusive, during which period no transfer of shares in the Company can be registered. In order to qualify for the final dividend, all completed transfer forms together with the relevant share certificates must be lodged with the Company's Hong Kong share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong not later than 4:00 p.m. on 4th December 2001 (Tuesday).

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more separate proxies to attend and, on a poll, to vote instead of him. A proxy need not be a Shareholder.

3. To be valid, a form of proxy (which is enclosed herewith) in the prescribed form together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the Company's principal office in Hong Kong at Room 2705, 27th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjourned Meeting.

4. With respect to the resolution 5A as set out in the notice, approval is being sought from Shareholders for a general mandate to repurchase shares of the Company in compliance with the Listing Rules.

5. With respect to the resolutions 5B and 5C as set out in the notice, approval is being sought from Shareholders for general mandates to be given to the Directors to allot, issue and deal with shares of the Company in accordance with the Listing Rules.

6. An explanatory statement containing the information with respect to the resolution 5A in this notice as set out in appendix of the circular will be sent to the Shareholders.



超大現代農業（控股）有限公司

（在開曼群島註冊成立的有限公司）

二零零零／二零零一年年報







目錄

執行董事

郭浩（主席）
葉志明
趙娜麗
李延

獨立非執行董事

黃廣志
林順權

公司秘書

李志輝

核數師

羅兵咸永道會計師事務所
執業會計師
陳葉馮會計師事務所有限公司
執業會計師

往來銀行

渣打銀行
香港德輔道中四至四A號二十三樓

中國工商銀行（亞洲）有限公司
香港皇后大道中122-126號
工銀大廈

中國工商銀行
福建省福州市分行

福建興業銀行
福建省福州市

中信實業銀行
福建省福州市分行

股份過戶登記處

雅伯勤證券登記有限公司

註冊辦事處

P.O. Box 309, Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

香港總辦事處及主要營業地點

香港灣仔港灣道26號
華潤大廈27樓2705室

投資者關係顧問

縱橫財經公關顧問（中國）有限公司
香港金鐘夏慤道18號
海富中心第1期29樓A室



財務概要

	實際綜合 二零零一年 人民幣千元	備考合併 二零零零年 人民幣千元	變動之百份比
營運業績			
營業額	725,546	154,225	370%
毛利	545,671	111,642	389%
純利	440,821	67,314	555%
毛利率	75.2%	72.4%	
純利率	60.8%	43.6%	
每股盈利	人民幣0.31元	人民幣0.06元	
財務狀況			
總資產	1,243,526	186,545	567%
現金及銀行結存	577,169	13,940	4040%
股東資金	1,007,727	93,216	981%
財務比率			
淨債務比股東資金	NIL	NIL	
流動比率	2.9	1.0	
應收賬項周轉期（日）	13	11	
營運數據			
年末生產基地面積（畝）	62,429	15,893	293%
年內加權平均基地面積（畝）	50,328	9,479	431%
全年每畝產量（噸）	6.23	5.22	19%

註：為方便比較，以上所有分析乃以 —
a) 載於第64頁之本集團截至二零零一年六月三十日止年度實際業績及本集團截至二零零零年六月三十日止年度備考業績為根據
b) 載於第65頁之本集團於二零零一年六月三十日實際資產負債表及本集團於二零零零年六月三十日備考資產負債表為根據



年營業額
人民幣（百萬）
800
700
600
500
400
300
200
100
0
23
77
154
725
98
99
00
01
截至六月三十日止年度



年純利
人民幣（百萬）
500
400
300
200
100
0
7
26
67
441
98
99
00
01
截至六月三十日止年度

本人欣然呈列超大現代農業（控股）有限公司（「本公司」）自其於二零零零年十二月十五日在香港聯合交易所有限公司主板上市以來之首年全年業績。

公司概況

本集團主要從事種植及銷售優質蔬菜及水果之農產品業務，亦有從事繁殖及銷售以布爾山羊為主之畜牧業務及零售副食品。

本集團現時的農產品種類多達一百種以上，全部均以「超大」品牌和商標出售予國內高消費力城市及海外市場如日本、南韓及香港，其種植方法是按照國家有機及綠色食品的生產標準，所以品質在國際農產品市場上有相當的競爭力。本集團亦為國際有機農業運動聯合會的會員，在國際有機種植業上擁有強大的份量。

有機食品是廿一世紀全球追求的熱潮，世界上不少地區如美國、日本、歐洲以至中國，非常關注農產品對生態環境及國民健康的影響，尤以中國龐大的十三億人口，國家為保証「餐桌安全」，對優質健康食品有強烈的需求。

本集團作為國內大規模私營有機綠色農業企業，宗旨是供應優質的健康蔬果予終端消費者，與全球各注重食品健康的人類一起「走綠色道路、創生態文明」。

財務表現

（註：為方便比較，以下所有分析乃以載於第64頁之本集團截至二零零一年六月三十日止年度實際業績及本集團截至二零零零年六月三十日止年度備考業績為根據）

截至二零零一年六月三十日止年度，本集團之營業額及股東應佔溢利分別約為人民幣725,546,000元及人民幣440,821,000元，分別比上年度大幅飈升370%及555%。整體毛利率增長至75.2%，比去年度之72.4%上升2.8個百分點；邊際純利率增至60.8%，去年則為43.6%。





邁大現代農業

掌領先科研技術



基地擴張

截至二零零一年六月三十日止，本集團於中國各省之農產品生產基地總面積達62,429畝（4,162公頃），比二零零零年六月三十日之15,893畝（1,060公頃）增加292.8%；而生產基地數目則由5個增加至25個，生產基地設立於高經濟增長省份，以福建省為本，延展中國從南至北的沿海省份，如海南省、廣東省、江蘇省、山東省及遼寧省，而在內陸省份則有設立於陝西省內。這樣大跨度分佈除了大幅減低自然災害對某一地域生產可能造成的負面影響外，還令本集團可提供「反季節」蔬果，擴大此等產品之毛利率。

在二零零一年一月，本集團於山東省設立了483畝（32公頃）的布爾山羊繁養場，開始應用科研成果的胚胎移殖技術，大幅降低繁殖成本及縮減繁殖時間；同時，本集團所飼養羊的數量已由二零零零年六月三十日之302頭增加至二零零一年六月三十日之978頭。

市場開拓

在擴展基地的同時，本集團的市場策略亦針對基地周邊的高消費力城市，由於「超大」品牌的有機綠色蔬果被公認為高質量，本集團的各系列農產品往往在當地供不應求。

董事會認為，縱使本集團在國內有機綠色農業佔有領導性的地位，然而中國的農產品市場巨大，估計本集團所佔的國內市場份額僅為0.02%，又鑑於中國農業狀況大部份由個體小農戶組成，生產效率難以與本集團的規模經濟運作相比，因此，憑藉成功建立的「超大」經營模式，我們深信本集團在中國的蔬果市場空間異常龐大。

科研成果

本集團於年度內不斷與國內著名農業大學及農科院合作科研項目，致力提升農業技術、引進海外優良品種及開發有國際競爭力的新品種等。一些過往的研發項目，在年度內已收取成果，如蘆薈開發、優質無公害稻米開發及布爾山羊繁殖飼養技術，均已應用於大量生產。董事會期待，還在研發的科研項目將為本集團注入新的盈利動力，提高整體的盈利效益。





展望

由於本集團將農業產業化經營，一體化由種植、科研、物流以至銷售至終端客戶，擁有中國國內領導性的大規模農企經營的「超大」模式，符合國家推動的農業政策；所以，本集團能憑藉累積的有機綠色種植技術及知識，積極地在國內擴展優質生產基地，在龐大的中國市場內，遂漸擴大市場佔有率，不斷提高規模經濟效益，結算日后租賃南京20,000畝土地便是其中之好例子，另外本集團亦於浙江省增加新生產基地。此外，以「超大」品牌的知名度，本集團吸引了不少準合作夥伴，遇上更多高回報項目，董事會會悉心挑選，進行收購，增強本集團的盈利能力，結算日后收購廣西柑橘農場的49%權益，啟動了本集團對未來該等優質項目的收購動力。縱合本年度及上述新增的生產基地，本集團已沿著中國東部沿海之高消費力省份，組成一連串的生產及營銷網絡，突顯本集團於中國農業的旗艦角式。

中國即將於今年11月加入世界貿易組織，將為本集團帶來無限機遇。在中國與世界各國未來相互開放市場的前提下，國內蔬果種植，基於是勞動力密集經營，有別於機械化經營之糧食作物種植如小麥、玉米、大豆等，在全球農產品市場上擁有莫大的成本優勢；加上「超大」品牌的有機綠色蔬果比普通蔬果品質優勝，能通過海外各發達國家採用或制定的「關税保護政策」以外的「綠色貿易壁壘」，可令本集團迅速擴充各大海外市場，前景廣闊。

致謝

本人謹代表董事會，感謝自本公司在二零零零年十二月上市以來各位投資者對本集團的支持和厚愛。我們承諾盡力優化「超大」經營模式，致力於國內及海外推廣「超大」品牌，為股東帶來最大的利潤回報。

郭浩

主席

香港，二零零一年十月十五日




畜牧
（機構配送）
2.2%
零售
3.5%
機構配送
5.5%
出口
36.8%
批發
52%

銷售網絡

概況

本集團憑藉中國境內龐大的無污染生產基地，應用高科技的有機農業技術，加上以現代化產業式管理方法把優質蔬果於國內及海外市場營銷，爭取將更多產品銷售予終端消費者，達致利潤最大化，確立「超大」優質農產品品牌的形象。

財務表現


副食品
1%
稻米
2%
布爾山羊
2%
水果
12%
蔬菜
83%

銷售產品

（註：為方便比較，以下所有分析乃以載於第64頁本集團截至二零零一年六月三十日止年度實際業績及本集團截至二零零零年六月三十日止年度備考業績為根據）

截至二零零一年六月三十日止年度，本集團之營業額及股東應佔純利分別約為人民幣725,546,000元及人民幣440,821,000元，分別比上年度之業績大幅飇升370%及555%。整體毛利增長至75.2%，比去年度之72.4%上升2.8百分點，純利率60.8%，去年度則為43.6%。

本年度的實際股東應佔溢利較本公司於二零零零年十二月五日刊發之招股書上所述的預測溢利人民幣370,000,000元高出19.1%。董事會認為，實際利潤比預期為佳的主要原因是生產基地擴張的速度比預期快及生產效率比預期更高。

農產品銷售佔總營業額的97%，畜牧業務銷售佔總營業額的2%，副食品則佔餘下的1%。


超大現代農業
綠
無污染農產


歐洲
美國
中國
日本
南韓
香港

銷售網絡

本集團經過多年來與不同層面的客戶合作，瞭解不同客戶的口味，種植出不同規格不同品種的蔬果，這有助本集團與這些貿易夥伴建立長期的關係；加上本集團積極搜集、分析市場交易訊息，以完善的物流系統滿足各方客戶的需求。一般而言，本集團的客戶群可劃分成下列四大營銷網絡：

批發市場（國內）

由於中國人口眾多，在每一個大城市內，已有相當多的市民居住，每個家庭日常所需的新鮮蔬菜水果，均是從當地的一個以至幾個重點一級批發市場供應。而市郊及離開市中心較為遠的地區，則由一些規模相對較小的二級批發市場供應。批發銷售全部是每天用現金結算，佔本集團的總營業額約52.0%。

機構銷售（國內）

本集團另一個主要銷售渠道為每天按各個大型機構客戶的訂單配送各類蔬菜、水果及稻米等，他們包括學校、醫院、政府組織、酒店及連鎖超市等，這些組織擁有上萬人，故此本集團必須每天供應大量農產品予他們的食堂。每個配送客戶均簽訂合同，訂明付款期，由15天至30天，合同有效期達十五年之長。由於機構銷售需求量大而多樣化，有助穩定本集團各類產品的銷售，機構銷售佔農產品的總營業額約5.5%。

值得一提是，許多海外的大型連鎖超市經營商，如沃爾瑪、麥得隆、家樂福等，在中國不同的大城市擴充其戰略銷售點，令普羅大眾慢慢適應這種大型連鎖超市消費模式，本集團憑藉優質蔬果，往往成為這類大型連鎖超市的供應商。隨著中國人民的生活水平逐漸提高，超市配送將為本集團帶來另一個嶄新的市場空間。

零售（國內）

本集團亦於大城市內開設專門零售店，以「超大」品牌，銷售自己種植的農產品，一方面增加大眾對供應優質蔬果的「超大」品牌加深認識及接受，另一方面，由於零售的毛利率比上述兩種國內銷售渠道為高，可為本集團帶來更高的利潤。零售佔本集團的總營業額約3.5%。

出售市場銷售（海外）

本集團透過中國的貿易公司以間接銷售方式進行出口銷售，並且向海外客戶進行直銷。出口市場主要以日本、南韓及香港為主，而本集團亦同時積極開拓其他海外地區市場，如東南亞、美國以及歐洲等，而其毛利率更是各種銷售渠道中最高的。出口市場銷售佔本集團的總營業額約36.8%。

雖然出口市場的銷售額已比去年增加，但是為了能迅速拓展直接外銷網絡，本集團現正籌備在日本設立辦事處，藉此掌握當地消費者對有機產品的價格要求及規格，以便種植出他們喜好的農產品品種，此外，這亦可為直接出口這市場而鋪路，繞過以往間接出口的國際貿易中間商，進一步提高本集團的利潤率。

年內畜牧業務佔本集團的總營業額其餘的2.2%。

營業額

本集團之總營業額由去年約人民幣154,225,000元增加至今年約人民幣725,546,000元，升幅達370%。

整體營業額大幅上升是因為生產基地面積及數目均大幅增加，令農產品產量由去年的49,489噸增加至313,417噸；而且生產基地的所在地以至高消費力城市的銷售市場都於本年度初擴散至福建省以外的其他省份，增加市場的空間。此外，本集團輔以高效的信息及物流系統，掌握第一手市場信息，如價格及消費者口味變動等，以便運用物流調配，把其他基地盛產的農產品，運送往對該等農產品需求殷切的銷售點，正因為消費者願意付出高一些的價錢去購買這些「反季節」蔬菜，令本集團的整體毛利率因此從去年的72.4%上升至75.2%，增加了2.8個百分點。

此外，配合成功研發出來的胚胎移殖技術，本集團於山東省開始大規模繁養最先從南非引進的布爾山羊，截至二零零一年六月三十日止年度，本集團售出903頭羊，而年底時則擁有978頭羊。

國內與出口市場佔總營業額的比例分別為63.2%及36.8%，出口所佔的比率雖然比去年的41.7%低，但已比中期報告的35%高出1.8個百分點，顯示本年度新增的生產基地已逐漸與海外市場接軌，由當地直接運送農產品予出口客戶。

基於大部份銷售是現金交易，本集團從未遇上任何重大收款困難，亦沒有招致任何重大壞賬。


北京
大連
青島
西安
南京
上海
合肥
臨海
福州
廈門
廣州
香港
北海
海南島

銷售成本

與一般農業生產相似，本集團之主要六大種植成本包括有機肥、生物農藥、種子、工資、生產基地租金及雜項費用。其中本集團所有有機肥均由一間由本公司主席 — 郭浩先生，控制之農業原材料公司提供，按照二零零零年十二月一日訂立的長期有機肥料供貨協議，購貨價格以市場價格釐定，令此關鍵性原材料能夠獲得穩定供應。

憑藉本集團強大的科研力量，把深化的種植技術實踐於生產中，以控制生產成本，提高生產效率以及農產品毛利率。

銷售及分銷費用

銷售及分銷費用主要包括包裝費用、運輸費用、銷售僱員酬金及廣告費用。銷售及分銷費用佔總營業額的比例由去年的7.1%增加至本年度的8.5%。其上升主要因為本集團為加強「超大」品牌的推廣而產生更多的廣告費用。

一般及行政費用

一般及行政費用主要包括行政僱員酬金、專門零售店及辦公室租金，以及研究費用。一般及行政費用佔總營業額的比例由去年的5.4%增加至本年度的6.4%。其上升主要因為本集團於本年度啓動多個科研項目，按董事會的審慎預計，將部份前期科研支出在本集團的會計政策上處理成研究費用。

上市集資所得款用途

於二零零零年十二月十五日，本公司於香港聯合交易所主板上市，向公眾發行400,000,000新股，佔擴大後已發行股本的25%，集資淨額折合（經扣除有關發售費用）為人民幣581,488,000（即港幣547,850,000）。截至二零零一年六月三十日止，本集團已動用部份股票發行之所得款如下：

1. 約人民幣145,000,000元（相當於136,947,000港元）用作建立新生產基地；
2. 約人民幣118,000,000元（相當於111,447,000港元）用作建立新農地基本建設，如溫室設施，灌溉系統及設立加工廠等；
3. 約人民幣8,000,000元（相當於7,556,000港元）用作中國國內及出口銷售的市場推廣及促銷活動經費；
4. 約人民幣33,000,000元（相當於31,167,000港元）用作新農產品種類及農業技術的研發開支；及
5. 約人民幣4,000,000元（相當於3,778,000港元）用作布爾山羊繁殖業務的擴充。

仍未動用的所得款項淨額將會按本公司於二零零零年十二月五日刊發的售股章程所述的擬定用途利用。

僱員及酬金政策

於二零零一年六月三十日，本集團僱用5,178名僱員，其中4,371名是農地僱員。董事局早已體會到人材是推動本集團高速增長的重要元素，更是提高現代有機綠色種植技術的澎湃動力，因此，僱員之薪金是釐定於具競爭力之水平，花紅亦會酌情發放來獎勵良好表現的僱員，其他僱員福利包括香港強制性公積金、保險、教育資助、培訓計劃以及購股權計劃。

本公司於二零零零年十一月二十三日採納的僱員購股權計劃規定，董事局可根據購股權計劃的條款，授予本公司及任何其附屬公司的任何全職僱員（包括執行董事）購股權以認購本公司股份。惟於截至二零零一年六月三十日止年度內，概無購股權獲授出。

流動資金、財務資源及資本架構

截至二零零一年六月三十日止，本集團持有現金及銀行存款共人民幣577,169,000元（相當於545,116,000港元），及短期銀行貸款共人民幣50,000,000元（以存放在同一家銀行的存款50,000,000港元（人民幣53,070,000元）作抵押）。除上述之銀行貸款以外，本集團於二零零一年六月三十日並無銀行融資，銀行貸款的年利率固定為5.5575%。

截至二零零一年六月三十日止，本集團之資產負債比率為零，計算是按照以長期負債除以總資產值的基準；而本集團之流動比率則是2.9倍，反映財務資源充裕。

本集團之銷售大部份以人民幣交易，亦以人民幣為記賬單位。由於本公司於本年度上市時集資淨額折合為人民幣581,488,000元（即547,850,000港元），所以年末還有大量港幣銀行存款。鑑於港元與人民幣的滙率波動非常小，故此滙兑風險極低，亦無作出對沖措施。

截至二零零一年六月三十日止，本集團有關購置固定資產及研發開支方面約有人民幣425,859,000元的未償合約資本承擔。此外，截至二零零一年六月三十日止，本集團並沒有任何重大的或然負債。

董事會預期現有的財務資源及營運現金流量能夠滿足未來發展計劃的需要，即使遇上其他預期以外的發展機會，董事會相信本集團將能以優惠條件籌得資金。



[illegible] 副總裁 | [illegible] 董事會主席 | [illegible] 執行董事 | [illegible] 副總裁 | [illegible] 財務經理

董事

[illegible]，46歲，為董事會主席、總裁及本集團創辦人之一。郭浩先生主要負責本集團全面策劃、管理、發展及制定新產品策略、銷售及市場推廣。郭先生擁有中國商業貿易逾20年經驗，尤其是策劃、業務發展及推廣方面。

[illegible]，40歲，為執行董事兼香港超大蔬果有限公司總經理。葉先生負責管理本集團農產品業務的全面管理、計劃、業務發展及銷售與市場推廣，尤其是針對香港及其他海外市場。葉先生於一九九七年一月加入本集團，於食品行業的貿易及市場推廣具有逾15年經驗。

[illegible]，45歲，為執行董事。趙女士為郭浩先生的配偶及本集團的創辦人之一。趙女士主要負責本集團全面財務策劃及管理。趙女士於貿易及會計方面有逾20年經驗。

[illegible]，36歲，為執行董事。負責本集團研發活動及生產基地建設及管理。李博士在福建農業大學取得植物營養及園藝學位，並獲該大學委任為園藝系教授。於農業耕種方面，尤其是種植與培植方法及害蟲與疾病管理方面具有廣泛經驗。李博士於一九九七年一月加入本集團。

獨立非執行董事

[illegible]，43歲，為獨立非執行董事。黃先生為一名合資格會計師，並於商業銀行業務有豐富經驗，黃先生亦為香港多間上市公司的獨立非執行董事。



趙[illegible]女士
執行董事

黃[illegible]先生
首席財務總監

蔡志明先生
執行董事

李志輝先生
財務總監兼公司秘書

[illegible]航先生
副總裁

[illegible]，43歲，為獨立非執行董事。林教授由福建農業大學取得農業學博士學位，並於一九九六年至一九九八年兩年期間在日本佐賀大學深造。林教授獲華南農業大學委任為教授，於中國農業有豐富經驗。

高級管理層

[illegible]，32歲，為本集團副總裁，主要負責本集團行政及人事管理, 陳先生於一九九零年畢業於福建閩江大學，並持有工業管理證書。陳先生於一九九七年一月加入本集團，於公司行政及人力資源管理有逾6年經驗。

[illegible]，36歲，為本集團副總裁，主要負責本集團基地建設策劃與業務發展及市場推廣。馬先生畢業於福建師範大學。馬先生於公司管理及項目投資有逾10年經驗，馬先生於一九九九年一月加入本集團。

[illegible]，44歲，為副總裁及畜牧業工程師，主要負責本集團畜牧業務的管理及發展。崔教授畢業於山西農業大學並持有動物學碩士學位，於牲畜繁殖及牧場管理有逾20年經驗。崔教授於一九九七年一月加入本集團之前，曾為中國多間農業企業提供顧問服務。

[illegible]，46歲，副總裁，主要負責本集團的銷售及國際市場開拓，分銷網絡的策劃發展。徐先生持有日本亞洲文化綜合研究所的碩士學位及日本東京外國語專科學校的證書。於一九九九年一月加入本集團前，徐先生為三井物產集團的亞洲事務部門主管，負責國際貿易及業務發展。

楊廷位教授，65歲，畜牧研究員，主要負責布爾山羊繁殖業務的全面管理及研究與開發。楊教授畢業於福建農業大學，於畜牧業的研究開發有逾40年經驗。於一九九七年一月加入本集團之前，楊教授為福建農業大學畜牧獸醫系院長以及中國畜牧獸醫研究所主任。由楊教授開發的"牛、羊胚胎移殖技術"榮獲福建省科學技術進步獎。

施能浦先生，63歲，農技高級研究員，主要負責本集團生產基地的計劃、基建發展及管理，施先生畢業於福建農業大學，於農業方面有逾40年經驗。施先生在農業耕種方面的各項研究已榮獲多項國家及省級獎項。施先生於一九九七年榮獲〔優秀專家〕獎，及於一九九五年榮獲聯合國TIPS的中國部頒發的"發明創新科技之星獎"。施先生於一九九九年一月加入本集團。

黃德銓先生，36歲，為本集團首席財務總監，負責本集團的財務預算、財務管理及會計。黃先生畢業於香港理工大學〔前稱為香港理工學院〕會計學系、現時分別為英國特許會計師公會及香港會計師公會之資深會員。於二零零一年一月加入本集團之前， 黃先生曾服務於一所國際會計師事務所，數間於香港聯交所主板上市公司及一間於美國納斯達克上市公司。擁有豐富的收購及合併、企業重組、企業發展及財務管理的經驗。

李志輝先生，34歲，為本集團財務總監兼公司秘書，負責本集團的財務管理、分析財務資料及財務滙報。李先生現時為香港會計師公會及澳洲執業會計師公會之會員。於二零零零年十一月加入本集團之前，李先生曾服務於多間國際會計師事務所，擁有六年多財務審計經驗，並於一間香港上市公司擔任總財務會計主管。

黃協英女士，53歲，為本集團財務經理，主要負責本集團的財務管理與會計工作。黃女士畢業於廈門集美財經學院，於中國的會計領域有逾10年經驗。黃女士於一九九七年一月加入本集團。

李慶康博士，45歲，為本集團技術研究開發部門主管，主要負責本集團的研發項目。李博士於一九八八年畢業於南京農業大學，取得博士學位，於土壤及植物營養研究有廣泛經驗。 李博士於二零零零年底加入本集團之前，曾任職於江蘇省農科院。

丘建源先生，39歲，為本集團策劃部門主管，主要負責本集團的策劃，對外通訊及市場推廣與促銷。丘先生持有浙江農業大學園藝系碩士學位。於一九九九年七月加入本集團之前，丘先生為中國福州851制藥公司策劃部門主管及副總經理。

況巧先生，30歲， 為本集團交易中心經理兼基地部副經理，主要負責本集團基地種植栽培技術及市場運作，信息管理。況先生於一九九二年七月畢業於南京農業大學園藝系蔬菜專業，並獲得農學學士。況先生於一九九六年加入本集團，在農業行業有逾8年的豐富經驗。

王永斌先生，31歲，為本集團基地部經理，主要負責本集團基地建設，種植計劃和栽培管理。王先生於一九九二年七月畢業於南京農業大學園藝系蔬菜專業，並獲得農學學士。王先生於二零零一年加入本集團，在農業行業有逾8年的豐富經驗，具有農業行業專業的技術水準。

李澤生先生，36歲，為市場推廣部經理，主要負責本集團銷售經營及市場開發的管理。李先生畢業於福建師範大學，並取得廈門大學工商管理系的碩士學位。於一九九八年一月加入本集團之前，李先生曾在中國人民銀行的投資部門及中國南海岸生物工程福州公司工作。

報告及財務資料

董事會謹提呈董事會報告書連同本公司及其附屬公司(「本集團」)截至二零零一年六月三十日止年度之已審核賬目。

主要業務及業務分類分析

本公司的主要業務為投資控股。各附屬公司的業務則載於財務報表附註14。

本集團本年度按主要業務分類的營業額及經營溢利貢獻載於財務報表附註4。

業績及分派

本年度業績載於第28頁綜合損益表。

董事會建議派發末期股息每股普通股0.073港元(相當於人民幣0.07738元),合共116,800,000港元(相當於人民幣123,808,000元)。截至二零零零年十二月三十一日止六個月期間並無宣派中期股息。

儲備

本集團及本公司於本年度的儲備變動載於財務報表附註26。

固定資產

本集團的固定資產變動詳情載於財務報表附註13。

股本

本公司的股本變動詳情載於財務報表附註25。

可分派儲備

本公司於二零零一年六月三十日的可分派儲備為人民幣614,473,000元(二零零零年：無)。

優先購股權

根據開曼群島(本公司註冊成立之司法區)法律，並不存在優先購股權。

購買、出售或贖回股份

本公司於本年度並無贖回其任何股份。本公司或其任何附屬公司於本年度亦無購買或出售本公司任何股份。

財務概要

本集團本年度及過去三個財政年度的業績、資產及負債概要載於第62頁。

董事

本公司於本年度及截至本報告書日期之董事會成員如下：

郭浩先生	(於二零零零年八月二十四日獲委任)
葉志明先生	(於二零零零年八月二十四日獲委任)
趙娜麗女士	(於二零零零年八月二十四日獲委任)
李延先生	(於二零零零年十一月十七日獲委任)
黃廣志先生*	(於二零零零年十一月十七日獲委任)
林順權教授*	(於二零零零年十一月十七日獲委任)

* *獨立非執行董事*

根據本公司的公司組織章程細則第116條規定，郭浩先生及葉志明先生於即將舉行的股東週年大會上將輪值告退，彼願膺選連任。

黃廣志先生及林順權教授為獨立非執行董事，委任期為兩年，於二零零二年十一月三十日屆滿。

董事的服務合約

本公司與本公司各執行董事均有訂立服務合約。本公司各執行董事各自的服務合約年期如下：

郭浩先生	九年
葉志明先生	五年
趙娜麗女士	三年
李延先生	三年

在所有情況下，服務合約均由二零零零年十二月一日開始生效，並可延續，除非及直至任何一方給予另一方不少於三個月書面通知將其終止。

除上文所披露者外，並無本公司董事與本公司間訂立不得在一年內於毋須作出賠償（法定賠償除外）將其終止之服務合約。

董事及高級管理層的履歷

董事及高級管理層的簡歷載於第14至16頁。

董事及行政總裁的股本或債券權益

於二零零一年六月三十日，本公司根據證券（披露權益）條例（「披露權益條例」）第29條規定而存置的股東名冊內所記錄或按上市公司董事進行證券交易之標準守則通知本公司及香港聯合交易所有限公司（「聯交所」），本公司各董事及行政總裁所持本公司或其任何聯營公司的股本及債券權益如下：

		股份數目			
公司名稱	董事姓名	個人權益	家族權益	公司權益	股份總數
本公司	郭浩先生	—	—	894,000,000 *(附註1)*	894,000,000
本公司	葉志明先生	—	—	204,000,000 *(附註2)*	204,000,000

董事及行政總裁的股本或債券權益*（續）*

附註：

1. 透過Kailey Investment Ltd.持有的股權權益（郭浩先生及其配偶趙娜麗女士分別持有900股及100股的Kailey Investment Ltd.股份，分別佔Kailey Investment Ltd.已發行股本總數90%及10%）。

2. 透過葉志明先生全資擁有的Young West Investments Ltd.持有的股權權益。

董事的合約權益

除下文「關連交易」一節所披露的協議，於本年度年底或本年度任何時間並無存在任何本公司或其任何附屬公司作為其中一方或任何董事直接或間接持有重大權益的有關本集團業務的其他重要合約，亦無任何本公司或本公司任何附屬公司與任何控股股東或其任何附屬公司之間訂立的有關本公司業務的其他重要合約。

董事收購股份或債券的權利

於二零零零年十一月二十三日，本公司有條件採納一項購股權計劃，據此，全職僱員包括本公司及其附屬公司的執行董事可獲授予購股權，以認購本公司的股份。於本年度，並無根據購股權計劃授出任何購股權。

除上文所披露者外，於二零零一年六月三十日，概無本公司董事、行政總裁或彼等各自的聯繫人擁有任何權益或權利以認購本公司或其任何聯營公司（按披露權益條例定義）的任何證券。

除上文所披露者外，於本年度任何時間，本公司或其任何附屬公司、控股公司或其任何同集團附屬公司並無作為任何安排的一方，以助本公司各董事（包括彼等各自的配偶或十八歲以下的子女）或行政總裁透過收購本公司或任何其他法團的股份或債券方式以取得利益。

董事所持競爭業務的權益

董事概無在任何與本公司的業務構成或可能構成競爭（不論直接或間接）的業務中擁有權益。

關連交易

本年度本集團所進行的重要關連人士交易亦構成根據聯交所證券上市規則（「上市規則」）的關連交易，已於財務報表附註30中披露。本公司的獨立非執行董事已審閱上述全部載於附註30的已獲聯交所豁免遵守上市規則有關規定的關連交易，並確認：

(a) 該等交易屬本集團一般日常業務範圍內進行；

(b) 該等交易已按正常商業條款或不遜於獨立第三方取得或給予的條款進行；

(c) 該等交易已按本公司股東而言屬公平和合理的條款進行；及

(d) 本集團向福建超大農業產品銷售有限公司[1]及北京超大英君生物技術有限公司[2]購買有機肥料、農作物生長調節劑及種籽構成關連交易，而按照聯交所授出的豁免，該等向關連人士購買的有機肥料、植物生長調節素及種子的總值分別不超過本集團採購總額55%、3%及5%及不超過營業總額12%、0.5%及1%，即聯交所授出的豁免及已嚴格遵守上市規則管轄關連交易之條文的上限。

附註：

1. 郭先生持有在中國註冊成立的福建超大集團有限公司的（其亦持有福建超大農業產品銷售有限公司的60%股權權益）65%股權權益。

2. 北京超大英君生物技術有限公司為中國有限責任公司，由郭先生持有80%股權權益。

主要股東的股份權益

於二零零一年六月三十日，就各董事所知，以下人士(除其權益已於上文披露的本公司董事或行政總裁外)於本公司根據披露權益條例第16(1)條規定存置的股東名冊內被列為直接或間接擁有本公司已發行股本面值10%或以上權益：

股東名稱	股份數目	佔已發行股本百分率(%)
Kailey Investment Ltd. *(附註1)*	894,000,000	55.875%
Young West Investments Ltd. *(附註2)*	204,000,000	12.75%

附註：

1. Kailey Investment Ltd.為一間於英屬處女群島註冊成立的有限公司，由郭浩先生法定和實益擁有90%及趙娜麗女士法定和實益擁有10%。郭浩先生有權在Kailey Investment Ltd.的股東大會上行使90%投票權。

2. Young Investments Ltd.為一間在英屬處女群島註冊成立的有限公司，由葉志明先生法定和實益擁有100%。

退休計劃安排

本集團的退休計劃詳情載於財務報表附註11。

主要供應商及客戶

本年度本集團主要供應商及客戶應佔採購及銷售百分比如下：

採購

一最大供應商	44%
一五大供應商總額	60%

銷售

一最大客戶	9%
一五大客戶總額	29%

郭浩先生持有在中國註冊成立的有限公司福建超大集團有限公司65%股本權益，該公司持有本集團最大供應商60%股本權益。

就各董事所知，概無擁有本公司股本逾5%的本公司董事或彼等各自的聯繫人或任何股東擁有上述任何主要客戶的權益。

審計委員會

由本公司兩位獨立非執行董事黃廣志先生及林順權教授組成的審計委員會，已與管理層審閱本集團採納的會計原則及實務，並討論審計、內部監控及財務報告事宜，包括審閱經審核年度財務報表。

最佳應用守則

概無董事知悉任何資料可合理地顯示本公司於截至二零零一年六月三十日止年度會計期間任何時間內不遵守或曾不遵守載於上市規則附錄14的最佳應用守則。

結算日後事項

二零零一年六月三十日結算日後的重要事項詳情載於財務報表附註31。

核數師

本年度的財務報表經由本公司的聯席核數師羅兵咸永道會計師事務所及陳葉馮會計師事務所有限公司審計，彼等將任滿告退，但願意應聘續任。

承董事會命

郭浩
主席

香港，二零零一年十月十五日

PRICEWATERHOUSECOOPERS
羅兵咸永道會計師事務所

CCIF

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈22樓

陳葉馮會計師事務所有限公司
香港
銅鑼灣
軒尼詩道500號
興利中心37樓

致超大現代農業(控股)有限公司全體股東的核數師報告
(於開曼群島註冊成立之有限公司)

我們已完成審核刊於第28頁至第61頁按照香港公認會計原則編製之財務報表。

董事及核數師各自的責任

編製真實與公平之財務報表乃　貴公司董事之責任。在編製該等財務報表時，董事必須選擇及貫徹採用適當之會計政策。

我們的責任是根據我們審核工作之結果，對該等財務報表作出獨立意見，並向股東報告。

意見之基礎

我們是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計和判斷、所採用之會計政策是否適合　貴公司及　貴集團之具體情況，及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，以便獲得充份憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立合理之基礎。

意見

我們認為上述財務報表均真實與公平地反映 貴公司和 貴集團於二零零一年六月三十日之財務狀況及 貴集團截至該日止全年度之溢利及現金流量，並已按照香港公司條例之披露要求適當編製。

羅兵咸永道會計師事務所
執業會計師

陳葉馮會計師事務所有限公司
執業會計師
陳維端
執業證書號碼P00712

香港，二零零一年十月十五日

綜合損益表

截至二零零一年六月三十日止年度

	附註	二零零一年 人民幣千元	一九九九年十一月二十六日至二零零零年六月三十日止期間 (見附註2) 人民幣千元
營業額	4	725,546	55,080
銷售成本		(179,875)	(14,013)
毛利		545,671	41,067
其他收益	4	10,997	86
銷售及分銷開支		(61,325)	(3,943)
一般及行政開支		(46,326)	(2,825)
其他經營開支		(4,985)	(53)
經營溢利	5	444,032	34,332
融資成本	6	(1,588)	—
除稅前溢利		442,444	34,332
稅項	7	(1,623)	—
股東應佔溢利	8	440,821	34,332
股息	9	(123,808)	(20,000)
年度／期間保留溢利		317,013	14,332
每股盈利－基本	10	人民幣0.31元	人民幣0.03元

綜合資產負債表

於二零零一年六月三十日

	附註	二零零一年 人民幣千元	二零零零年 人民幣千元
固定資產	13	135,192	6,169
在建工程	15	128,160	—
遞延開發成本	16	49,443	22,200
長期預付租金	17	239,436	42,094
其他長期應收款項及按金	18	2,150	22,150
流動資產			
存貨(按成本)	19	28,325	4,901
應收賬項	20	25,150	3,468
其他應收款項、按金及預付款項		58,501	23,377
借予一名第三者的貸款	21	—	30,000
現金及銀行結存	22	577,169	12,700
		689,145	74,446
流動負債			
應付有關連公司公司款項	23	2,352	13,245
其他應付款項及應計費用		21,026	13,733
應付股息	9	123,808	20,000
短期銀行貸款－有抵押	24	50,000	—
稅項		38,613	32,019
		235,799	78,997
流動資產／(負債)淨值		453,346	(4,551)
資產總額減流動負債		1,007,727	88,062
融資方式：			
股本	25	169,824	411
儲備	26	837,903	77,615
股東權益		1,007,727	78,026
長期股東墊款	27	—	10,036
		1,007,727	88,062

董事
郭浩

董事
葉志明

資產負債表

於二零零一年六月三十日

	附註	二零零一年 人民幣千元
附屬公司權益	14	565,390
流動資產		
其他應收款項、按金及預付款項		153,256
現金及銀行結存		189,643
		342,899
流動負債		
其他應付款項及應計費用		184
應付股息	9	123,808
		123,992
流動資產淨值		218,907
		784,297
融資方式：		
股本	25	169,824
儲備	26	614,473
股東資金		784,297

董事
郭浩

董事
葉志明

綜合現金流量報表

截至二零零一年六月三十日止年度

	附註	二零零一年 人民幣千元	一九九九年十一月二十六日至二零零零年六月三十日止期間（見附註2） 人民幣千元
來自經營業務之現金流入淨額	28(a)	369,422	46,548
投資回報及融資費用			
已收利息		10,997	86
已付利息		(1,588)	—
來自投資回報及融資費用之現金流入淨額		9,409	86
稅項			
已付稅款		—	—
投資活動			
收購附屬公司帶來現金流入淨額	28(b)	1,136	9,775
購置固定資產		(138,643)	(2,997)
出售固定資產		922	—
支付在建工程款項		(111,160)	—
支付開發成本		(25,150)	(16,300)
支付長期預付租金		(205,843)	(2,709)
退還長期預付租金	17	2,400	—
支付長期按金		—	(2,150)
貸款予一名第三者		—	(30,000)
一名第三者償還貸款		30,000	—
來自投資活動之現金流出淨額		(446,338)	(44,381)
融資活動前之現金（流出）／流入淨額		(67,507)	2,253

	附註	二零零一年 人民幣千元	一九九九年十一月二十六日至二零零零年六月三十日止期間（見附註2） 人民幣千元
融資活動	28(c)		
發行新股份所得款項		645,331	411
發行股份開支		(63,843)	—
新增銀行貸款		65,000	—
償還銀行貸款		(15,000)	—
為銀行貸款而抵押的銀行存款	22	(53,070)	—
長期股東墊款		6,157	10,036
償還長期股東墊款		(5,669)	—
來自融資活動之現金流入淨額		578,906	10,447
現金及現金等值物之增加		511,399	12,700
年／期初之現金及現金等值物		12,700	—
年／期末之現金及現金等值物	28(e)	524,099	12,700

綜合已確認收益及虧損報表

截至二零零一年六月三十日止年度

	附註	二零零一年 人民幣千元	一九九九年十一月二十六日至二零零零年六月三十日止期間 *(見附註2)* 人民幣千元
已確認收益總額－年度／期間溢利		440,821	34,332
收購附屬公司所產生之資本儲備	26(a)	15,044	63,283
		455,865	97,615

1. 集團重組

本公司於二零零零年八月二十四日根據開曼群島公司法(二零零零年修訂本)在開曼群島註冊成立為一家獲豁免有限公司。

於二零零零年十二月一日，按照一項為準備本公司股份於香港聯合交易所有限公司(「聯交所」)主版上市而進行的集團重組(「重組」)，本公司透過一項股份互換安排收購Timor Enterprise Limited(「Timor」，本集團前最終控股公司)全部已發行股本，並成為Timor及其附屬公司之控股公司。重組詳情已載列在本公司於二零零零年十二月五日刊發之招股章程內。

本公司之股份於二零零零年十二月十五日在聯交所上市。

2. 編製基準

財務報表乃根據香港普遍採納的會計原則按照歷史成本法編製而成，並符合香港會計師公會頒佈之會計實務準則的規定。

按照會計實務準則第27條「集團重組會計」的規定，本集團採用兼併會計法編製綜合財務報表。按此，本公司財務報表及Timor之綜合財務報表予以合併，猶如重組於一九九九年十一月二十六日Timor註冊成立之日經已完成。

本公司於二零零零年八月二十四日註冊成立。故此，本集團綜合財務報表截至二零零零年六月三十日之比較數字只包含Timor綜合財務報表之數字。

Timor之綜合財務報表乃按收購會計法編製。按此，Timor截至二零零零年六月三十日止期間之綜合損益表、現金流量報表及已確認收益及虧損報表均包括Timor及其附屬公司由一九九九年十一月二十六日(Timor註冊成立日期)起或由該等附屬公司之收購日期起至二零零零年六月三十日止期間的業績、現金流量及已確認收益及虧損。而本集團於二零零零年六月三十日之綜合資產負債表則包括Timor及其於二零零零年六月三十日已收購的附屬公司的資產負債表。

Timor股本(包括溢價)高於本公司為收購Timor而發行股份票面值的部份，在綜合資產負債表股東權益內予以確認為繳納盈餘。

由於本公司於二零零零年六月三十日尚未註冊成立，故此本公司並無該日的資產負債表呈列於財務報表內。

3. 主要會計政策

(a) 綜合

集團綜合財務報表包括本公司及其附屬公司於截至六月三十日止之財務報表。於上文附註1所述的重組已用兼併會計法入賬。除重組外，年內所收購或出售的附屬公司，其自收購生效日起或截至出售生效日止(如適用)的業績均包括在綜合損益表內。從綜合時產生的資本儲備乃指收購代價少於所收購附屬公司在收購日相關淨資產公允價值的差額部份，該資本儲備於收購年度直接計入儲備。

本集團內所有公司間重大的交易及結餘均於綜合時對銷。

(b) 附屬公司

附屬公司指本公司直接或間接持有其過半數投票權或已發行股本，或控制其董事會組成超過半數之公司。

於本公司資產負債表內，附屬公司權益按成本，並減去任何永久性減值撥備(如有)後列賬。附屬公司業績於本公司損益表內按已收及應收股息入賬。

(c) 收入確認

農作物、牲畜及副食品銷售於擁有權轉讓時(與產品付運時同時發生)予以確認。

利息收入根據未償還本金金額及適用利率按時間比例基準予以確認。

(d) 融資成本

所有融資成本於產生時，計入該年度之損益表內。

(e) 遞延稅項

遞延稅項按現行稅率就稅務溢利與賬面溢利之時差計算，而確認入賬之數額以預期在可見將來須支付或可收取之稅務承擔或資產為限。

3. 主要會計政策（續）

(f) 研究及開發成本

研究費用於所產生年度之損益表中扣除。

開發費用均於產生時列為開支入賬，除非在所進行的特定項目中，已證明開發中的產品在技術上是可行的，成本亦可確定，產品也有市場，並且預期從日後相關經濟收益中可收回開發費用，則這等開發費用將於資產負債表內予以確認為遞延開發成本，並由產品推出發售日期起不超過5年內以直線法攤銷。

(g) 退休福利成本

本集團為定額退休供款計劃所作的供款於產生時列為開支入賬。

本集團為香港強制性公積金計劃（「強積金」）所作的供款於產生時列為開支入賬。

上述計劃的資產與本集團的資產分開持有，並存放於獨立管理基金內。

(h) 固定資產

固定資產減去累計折舊後列作成本。固定資產折舊乃按其預計使用年期以直線法攤銷其成本計算，採用之主要年折舊率如下：

租賃物業裝修	20%至50%
傢俬、裝置及設備	20%
汽車	20%
農地基礎建設	5%至67%*
果園	5%至10%
隔年生農作物	20%

* *除若干去年年折舊率為67%並已於本年度出售的非重大農地基礎建設項目外，其餘項目的年折舊率為5%至20%。*

3. 主要會計政策（續）

(h) 固定資產（續）

隔年生農作物乃生長周期超過一年的常年生農作物。

在果園及隔年生農作物生長期間之耕種成本均於商業生產前資本化，而開始商業生產後，累計成本將按其估計可使用年期折舊。

把固定資產回復到其正常運作情況所產生的主要成本於損益表中扣除。資產的改良均予資本化並按其預計可使用年期折舊。

固定資產面值均定期審閱，以評估其可收回金額是否已降至低於其面值。釐定資產可收回價值時，沒有按預計日後現金流量予以貼現。

出售固定資產之盈虧乃銷售所得款項淨額及有關資產賬面值間之差額，並於損益表中予以確認。

(i) 在建工程

在建工程以成本列賬，成本包括所有直接或間接建設成本。當建設完成時，在建工程將轉移至固定資產，並開始折舊。

(j) 經營性租賃

全部所有權風險及利益有效地由出租人保留的租賃均為經營性租賃。經營性租賃租金，按有關租期以直線法於經營溢利中扣除。

(k) 長期預付租金

於結算日經營性租賃的長期預付租金按成本值確認，並按有關租期以直線法攤銷。

3. 主要會計政策（續）

(l) 存貨

本集團之存貨包括生長中的農作物、牲畜、農用材料及副食品，均以成本及估計可變現淨值之較低者列賬。

生長中的農作物，包括種籽、肥料、殺蟲劑、植物生長調節劑、勞工及間接費用之成本均予以累積至收割時。生產各類不同品種產生的間接費用，包括農地租金、農地基礎建設折舊、土地準備、灌溉及間接勞工，均按產品生產面積分配予各產品。

本集團牲畜一羊的成本，按加權平均法計算，並包括原購置成本及繁殖成本。

農用材料及副食品均按先入先出方法以其購入成本列賬。

估計可變現淨值根據預計銷售所得款項減估計銷售開支來釐定。

(m) 應收賬款

倘應收賬款被視為呆賬，則會作出撥備。應收賬款於資產負債表內於減去有關撥備後列賬。

(n) 外幣換算

外幣交易按交易日期的滙率折算為人民幣。以外幣計價的貨幣資產及負債按資產負債表日的滙率折算為人民幣後列賬。從中產生的兑換差額包括在經營業績內。

4. 營業額、收入及分部資料

本集團主要從事農產品種植及銷售、牲畜繁殖及銷售及副食品銷售。年度／期間內已確認的收益如下：

	二零零一年 人民幣千元	一九九九年十一月二十六日至二零零零年六月三十日止期間 人民幣千元
營業額		
農產品銷售	705,721	54,098
牲畜銷售	15,948	—
副食品銷售	3,877	982
	725,546	55,080
其他收益		
利息收入	10,997	86
收益總額	736,543	55,166

4. 營業額、收入及分部資料（續）

截至二零零一年六月三十日止年度及截至二零零零年六月三十日止期間的主要業務業績概述如下：

(i) 截至二零零一年六月三十日止年度

	農產品種植及銷售 二零零一年 人民幣千元	牲畜繁殖及銷售 二零零一年 人民幣千元	副食品銷售 二零零一年 人民幣千元	總計 人民幣千元
營業額	705,721	15,948	3,877	725,546
銷售成本	(170,538)	(6,440)	(2,897)	(179,875)
毛利	535,183	9,508	980	545,671
未分配項目：				
其他收益				10,997
銷售及分銷開支				(61,325)
一般及行政開支				(46,326)
其他經營開支				(4,985)
經營溢利				444,032
融資成本				(1,588)
除稅前溢利				442,444
稅項				(1,623)
股東應佔溢利				440,821

4. 營業額、收入及分部資料（續）

(ii) 一九九九年十一月二十六日至二零零零年六月三十日止期間

	農產品種植及銷售 二零零零年 人民幣千元	副食品銷售 二零零零年 人民幣千元	總計 人民幣千元
營業額	54,098	982	55,080
銷售成本	(13,178)	(835)	(14,013)
毛利	40,920	147	41,067
未分配項目：			
其他收益			86
銷售及分銷開支			(3,943)
一般及行政開支			(2,825)
其他經營開支			(53)
經營溢利			34,332
融資成本			—
除税前溢利			34,332
税項			—
股東應佔溢利			34,332

(iii) 本集團的業務主要在中華人民共和國（「中國」）經營，而本集團向其他地區的直接出口銷售額及毛利，均佔本集團截至二零零一年六月三十日止年度及截至二零零零年六月三十日止期間的綜合總額5%以下。因此，並無呈列按地區劃分的分部資料。

5. 經營溢利

經營溢利已扣除下列各項：

	二零零一年 人民幣千元	一九九九年 十一月二十六日 至二零零零年 六月三十日 止期間 人民幣千元
核數師酬金	2,233	—
自置固定資產折舊（經扣除資本化於存貨的部份）	4,325	1,426
出售固定資產虧損	1,620	—
經營性租賃支出		
— 土地及樓宇	21,780	1,537
— 汽車	388	179
員工成本	54,916	5,274
退休福利成本	297	—
研究費用	21,350	1,550
遞延開發成本攤銷	1,007	584
長期預付租金攤銷（經扣除資本化於存貨的部份）	3,507	574

6. 融資成本

此乃一年內應償還的短期銀行貸款利息支出。

7. 稅項

於綜合損益表扣除的稅項指：

	附註	二零零一年 人民幣千元	一九九九年 十一月二十六日 至二零零零年 六月三十日 止期間 人民幣千元
中國所得稅	(i)	1,623	—

(i) 中國所得稅指按本集團於中國的附屬公司估計應課稅溢利徵收的稅項。本集團所有中國附屬公司均在中國福建省（「福建」）經濟開發區註冊成立。中國內資企業須繳付標準所得稅率33%，而在中國福建經濟開發區成立的生產性外商投資企業則須繳付優惠所得稅率24%。

福建超大畜牧業有限公司（「超大畜牧」），作為一家內資企業，須繳付標準所得稅率33%。

福州超大現代農業發展有限公司（「超大現代農業」）及福建超大綠色農業發展有限公司（「超大綠色農業」）分別於一九九九年十二月二十九日及二零零零年五月二十日由本地企業轉為外商投資企業。從彼等各自改變法定地位之日期起，超大現代農業及超大綠色農業皆可於彼等之首個盈利年度起計兩年豁免全部中國所得稅，而隨後連續三個年度則根據中國外商投資企業適用的有關稅務規則及規例，可享受減半稅項。

(ii) 由於年內在香港經營業務的附屬公司並無估計應課稅溢利（二零零零年：無），故年內並無提撥香港利得稅準備。

(iii) 就稅項而言由於並無重大時差，故遞延稅項並無在財務報表中確認。

8. 股東應佔溢利

在本公司財務報表中反映之股東應佔溢利為人民幣125,952,000元。

9. 股息

	二零零一年 人民幣千元	一九九九年 十一月二十六日 至二零零零年 六月三十日 止期間 人民幣千元
建議就二零零一年度派發末期股息 每股普通股0.073港元（相等於人民幣0.07738元）	123,808	20,000

於二零零零年十二月一日重組完成前，截至二零零零年六月三十日止期間之股息人民幣20,000,000元代表由Timor支付予其當時的股東之款項。

10. 每股盈利

每股盈利乃按年內股東應佔溢利人民幣440,821,000元及已發行1,416,986,000股加權平均股數計算。

上期比較每股盈利乃按股東應佔溢利人民幣34,332,000元及在緊隨本公司註冊成立後於二零零零年八月二十四日以每股0.1港元價格發行的2股股份連同於重組時發行的998股股份，以及根據重組完成後為本公司當時的股東資本化發行的1,199,999,000股股份，合共1,200,000,000股股份計算，該等股份被視為自Timor註冊成立日期起已發行。

截至二零零一年六月三十日止年度及截至二零零零年六月三十日止期間並無存在潛在攤薄普通股，因此，並無呈列每股攤薄盈利。

11. 退休福利成本

本集團為其中國僱員參加由福建省政府籌劃的退休計劃，須按僱員基本薪金對計劃供款22.2%。

繼香港強制性公積金條例於二零零零年十二月一日起生效後，本集團為其香港僱員設立一個定額強積金供款計劃。本集團每月按僱員的有關收入（定議見強積金條例）供款5%，最高供款額為每人1,000港元。

於二零零一年六月三十日，本集團並無應付上述退休計劃的供款。

12. 董事及高級管理層酬金

(a) **董事酬金**

年度／期間內支付及應付予本公司董事之酬金總額如下：

	二零零一年 人民幣千元	一九九九年 十一月二十六日 至二零零零年 六月三十日 止期間 人民幣千元
袍金	—	—
其他酬金		
薪金及其他實物利益		
一執行董事（附註）	2,477	33
一獨立非執行董事	33	—
退休福利成本		
一執行董事	19	—
一獨立非執行董事	—	—
	2,529	33

附註：此包括本集團支付予一名執行董事一宿舍的經營性租賃租金人民幣362,000元（二零零零年：無）。

12. 董事及高級管理層酬金(續)

(a) 董事酬金(續)

酬金在下列範圍內的董事數目如下：

	二零零一年 人民幣千元	一九九九年 十一月二十六日 至二零零零年 六月三十日 止期間 人民幣千元
酬金		
零至人民幣1,000,000元	5	4
人民幣1,000,001元至人民幣1,500,000元	1	—

本公司董事概無放棄收取酬金，本集團亦無向任何董事支付或須向其支付任何酬金作為吸引其加入或加入本集團的報酬，或作為失去職位的補償。

(b) 五名最高薪酬人士

五名最高薪酬人士其中三名均為董事(二零零零年：一名)，且其酬金已反映於上文。餘下兩名(二零零零年：四名)最高薪酬人士之酬金詳情如下：

	二零零一年 人民幣千元	一九九九年 十一月二十六日 至二零零零年 六月三十日 止期間 人民幣千元
薪金及其他實物收益	811	111
退休福利成本	11	—
	822	111

該兩名(二零零零年：四名)最高薪酬人士的酬金均少於人民幣1,000,000元。

13. 固定資產－本集團

	租賃物業裝修	傢俬、裝置及設備	汽車	農地基礎建設	果園	隔年生農作物	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
成本							
於二零零零年七月一日	80	627	722	9,540	261	888	12,118
添置	876	1,475	3,596	107,866	23,983	847	138,643
收購附屬公司	47	68	41	346	—	—	502
出售	(127)	(14)	(58)	(8,791)	(261)	(861)	(10,112)
於二零零一年六月三十日	876	2,156	4,301	108,961	23,983	874	141,151
累積折舊							
於二零零零年七月一日	20	142	235	5,449	—	103	5,949
年度折舊	115	269	200	4,572	56	131	5,343
收購附屬公司	3	13	2	120	—	—	138
出售	(23)	(10)	(50)	(5,379)	—	(9)	(5,471)
於二零零一年六月三十日	115	414	387	4,762	56	225	5,959
賬面淨值							
於二零零一年六月三十日	761	1,742	3,914	104,199	23,927	649	135,192
於二零零零年六月三十日	60	485	487	4,091	261	785	6,169

農地基礎建設包括地膜、竹桿、大棚、溫室設施、水溝、道路及其他設施。

於年結日種植的隔年生農作物為蘆薈。

14. 附屬公司權益

	公司 二零零一年 人民幣千元
非上市股份（按成本）	200,665
應收附屬公司款項	364,725
	565,390

應收附屬公司款項為無抵押、免息，且無固定償還期限。

下表列出於二零零一年六月三十日的附屬公司：

公司	註冊成立地點	主要活動及經營地點	已發行／註冊及繳足股本詳情	持有的權益
直接持有：				
Timor Enterprise Limited	英屬處女群島	在香港投資控股	每股1美元的60,000股普通股	100%
間接持有：				
福州超大現代農業發展有限公司	中國	在中國種植及銷售農產品與繁殖及銷售牲畜	人民幣59,455,900元	100%
福建超大綠色農業發展有限公司	中國	在中國種植及銷售農產品	人民幣6,000,000元	100%
福建超大畜牧業有限公司	中國	在中國繁殖及銷售牲畜	人民幣2,800,000元	100%
香港超大蔬果有限公司	香港	在香港分銷及出售農產品	每股1港元的100,000股普通股	100%

15. 在建工程

	二零零一年 人民幣千元	二零零零年 人民幣千元
承前數額	—	—
添置	111,160	—
轉撥自其他應收款項、按金及預付款項	17,000	—
結轉	128,160	—

16. 遞延開發成本

	二零零一年 人民幣千元	二零零零年 人民幣千元
成本		
承前數額	23,450	—
收購附屬公司	3,100	7,150
年度／期間內資本化數額	25,150	16,300
結轉	51,700	23,450
累計攤銷		
承前數額	1,250	—
收購附屬公司	—	666
年度／期間內攤銷數額	1,007	584
結轉	2,257	1,250
賬面淨值	49,443	22,200

17. 長期預付租金

此乃租賃期由25至70年不等的農地及一所研究中心的長期經營性租賃的預付租金。年度／期間內的長期預付租金變動如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
成本		
承前數額	42,908	—
收購附屬公司	9,870	30,150
年度／期間資本化數額	200,416	12,758
提早終止租賃 *(附註)*	(9,000)	—
結轉	244,194	42,908
累計攤銷		
承前數額	814	—
收購附屬公司	81	240
年度／期間內攤銷數額	4,258	574
提早終止租賃 *(附註)*	(395)	—
結轉	4,758	814
賬面淨值	239,436	42,094

*附註：*於截至二零零一年六月三十日止年度內，一農地的長期經營性租賃被終止。根據終止協議，本集團將獲退回有關的未攤銷長期預付租金人民幣8,605,000元。於二零零一年六月三十日，本集團已獲退回人民幣2,400,000元。

18. 其他長期應收款項及按金

	二零零一年 人民幣千元	二零零零年 人民幣千元
購置物業所付按金(附註)	—	20,000
其他	2,150	2,150
	2,150	22,150

附註:於二零零零年六月三十日止期間內,本集團支付一筆按金予一名第三者(其為一間中國地產發展商)以購買若干物業。於本年內,該筆按金的全部權益已轉讓至一間由郭浩先生(本公司主要股東兼董事)所擁有的公司。由此項轉讓產生的應收款項,已透過與Timor已宣派之股息(見附註9),按股東之指示於二零零零年十一月二十九日對銷結算。

19. 存貨(按成本)

	二零零一年 人民幣千元	二零零零年 人民幣千元
種植農產品	21,974	3,752
牲畜—山羊	5,275	—
農用材料(附註)	1,076	1,149
	28,325	4,901

附註:農用材料包括於年結日仍未耗用的種籽、肥料及殺蟲劑。

20. 應收賬項

給予客戶的信貸條款如下:

	信貸條款
當地批發及零售	交貨付現
銷售予當地機構客戶 (包括酒店及學校)	送貨後15至30日
銷售予出口貿易公司	送貨後15至30日

於年結日,所有應收賬項的賬齡均為一個月以內。

21. 借予一名第三者的貸款

此乃借予之前載於附註18所述地產發展商的一筆貸款。貸款已抵押、免息及已於年度內全數償還。

22. 現金及銀行結存

於年結日,本集團的現金及銀行結存人民幣56,106,000元(二零零零年:人民幣12,616,000元)以人民幣為單位,並存放於中國大陸。兌換該等以人民幣為單位的結存為外幣須遵守中國政府頒佈的外滙管制規則及規例。

現金及銀行結存包括一筆50,000,000港元(相等於人民幣53,070,000元)的銀行存款。該筆存款已就本集團一筆金額為人民幣50,000,000元的短期銀行貸款(附註24)予以抵押。

23. 應付有關連公司款項

於年結日的整體結存(二零零零年:人民幣535,000元)乃產生自購買從郭浩先生(本集團董事兼控權股東)擁有大多數權益公司所供應的農用材料(見詳情於下文附註30)。

應付有關連公司的款項(屬於貿易性質)按賬齡分析概述如下:

	二零零一年 人民幣千元	二零零零年 人民幣千元
三個月以內	2,352	530
三個月以上但不超過九個月	—	5
	2,352	535

於二零零零年六月三十日的餘下結存人民幣12,710,000元屬於非貿易性質,無抵押、免息及無固定償還期限。

24. 短期銀行貸款-有抵押

於二零零一年六月三十日,短期銀行貸款的年利率為5.5575%,須於二零零一年十二月二十二日全數償還。該筆貸款於年結日以50,000,000港元(相等於人民幣53,070,000元)的銀行存款作抵押。

25. 股本

	附註	法定 每股面值0.1港元的普通股 股份數目	港幣千元	人民幣千元
於二零零零年七月一日		—	—	—
本公司註冊成立時	(a)	3,500,000	350	371
法定股本之增加	(b)	4,996,500,000	499,650	527,144
於二零零一年六月三十日		5,000,000,000	500,000	527,515

	附註	已發行及繳足股本 每股面值0.1港元的普通股 股份數目	港幣千元	人民幣千元
於二零零零年七月一日		—	—	—
本公司註冊成立時發行	(c)	2	—	—
收購附屬公司	(d)	998	—	—
資本化發行	(e)	1,199,999,000	120,000	127,368
上市時發行的股份	(f)	400,000,000	40,000	42,456
於二零零一年六月三十日		1,600,000,000	160,000	169,824

(a) 本公司於二零零零年八月二十四日註冊成立，法定股本為350,000港元，分為每股面值0.10港元的3,500,000股股份。

(b) 於二零零零年十一月二十三日，透過額外增設4,996,500,000股新股，本公司的法定股本由350,000港元增至500,000,000港元。

(c) 註冊成立時，本公司以面值配發及發行2股股份，已繳足入賬。

(d) 根據重組，本公司發行998股股份以從Timor（本集團前控股公司）當時的股東收購Timor 100%股權。

(e) 根據二零零零年十一月二十九日的本公司決議案，下文附註(f)所載的公開發售所產生的股份溢價合共119,999,900港元（相等於人民幣127,368,000元）已資本化為本公司股本，而1,199,999,000股新股則配發予本公司當時的股東。

(f) 本公司的股份在聯交所上市後以認購價每股1.52港元發行每股面值0.10港元的400,000,000股普通股。經扣除配售及公開發售的有關開支後，本集團籌得約5.47億港元（相等於人民幣5.815億元）。

(g) 呈列於二零零零年六月三十日的綜合資產負債表內的股本為Timor（本集團前控股公司）的股本。

26. 儲備

(a) 集團

	附註	股份溢價 人民幣千元	資本儲備 人民幣千元	(附註(i)) 法定盈餘公積金 人民幣千元	(附註(i)) 法定公益金 人民幣千元	保留溢利 人民幣千元	總計 人民幣千元
於一九九九年十一月二十六日		—	—	—	—	—	—
Timor收購一間附屬公司	28(b)	—	63,283	—	—	—	63,283
年度溢利		—	—	—	—	34,332	34,332
股息		—	—	—	—	(20,000)	(20,000)
轉撥		—	—	—	566	(566)	—
於二零零零年六月三十日		—	63,283	—	566	13,766	77,615
於二零零零年七月一日		—	63,283	—	566	13,766	77,615
收購附屬公司	28(b)	—	15,044	—	—	—	15,044
重組所產生的繳納盈餘		—	16,567	—	—	—	16,567
上市時發行的股份	25(f)	602,875	—	—	—	—	602,875
發行支出	25(f)	(63,843)	—	—	—	—	(63,843)
資本化發行	25(e)	(127,368)	—	—	—	—	(127,368)
年度溢利		—	—	—	—	440,821	440,821
股息	9	—	—	—	—	(123,808)	(123,808)
轉撥		—	—	26,881	165	(27,046)	—
於二零零一年六月三十日		411,664	94,894	26,881	731	303,733	837,903

26. 儲備（續）

附註(i)：

根據中國的規則及規例，以及本集團各自的中國附屬公司之公司組織章程細則：

– 國內內資企業須將其除稅後溢利的10%及5%分別轉撥予法定盈餘公積金及法定公益金。惟予法定盈餘公積金的轉撥以達到本公司已登記股本的50%為限。

– 外商投資企業只須轉撥其除稅後溢利的10%予法定盈餘公積金。

法定盈餘公積金可用作彌補上幾個年度的虧損，而法定公益金則可用於僱員福利設施上。

上述對儲備的轉撥包括本集團的中國內資企業及本集團的外商投資企業所作出的轉撥。

(b) 公司

	附註	股份溢價 人民幣千元	保留溢利 人民幣千元	總計 人民幣千元
於二零零零年八月二十四日		—	—	—
上市時發行的股份	25(f)	602,875	—	602,875
發行支出	25(f)	(63,843)	—	(63,843)
資本化發行	25(e)	(127,368)	—	(127,368)
收購附屬公司	(a)	200,665	—	200,665
年度溢利		—	125,952	125,952
股息	9	—	(123,808)	(123,808)
於二零零一年六月三十日		612,329	2,144	614,473

附註(a)： 由收購附屬公司所產生的股份溢價指於收購日附屬公司的總資產淨值超出本公司已發行股份的票面值的部份。

27. 長期股東墊款

去年結存的長期股東墊款為無抵押、免息及毋須在一年內償還。有關的結存於本年內增加至人民幣21,825,000元，其中人民幣16,156,000元已資本化為Timor的股本，餘下的結存已於年內以現金償還。

28. 綜合現金流量報表附註

(a) **除税前溢利及來自經營業務的現金流入淨額調節表**

	二零零一年 人民幣千元	一九九九年 十一月二十六日 至二零零零年 六月三十日 止期間 人民幣千元
税前溢利	442,444	34,332
利息收入	(10,997)	(86)
利息支出	1,588	—
折舊費用	4,325	1,426
出售固定資產虧損	1,620	—
遞延開發成本攤銷	1,007	584
長期預付租金攤銷	3,507	574
存貨增加(按成本)	(18,991)	(1,352)
應收賬項增加	(21,194)	(981)
其他應收款項、按金及預付款項(增加)/減少	(41,568)	1,146
應付有關連公司款項增加	1,821	13,245
其他應付款項及應計費用增加/(減少)	5,860	(2,340)
來自經營業務的現金流入淨額	369,422	46,548

28. 綜合現金流量報表附註（續）

(b) 收購附屬公司

	二零零一年 人民幣千元	一九九九年十一月二十六日至二零零零年六月三十日止期間 人民幣千元
收購資產淨值		
固定資產	366	4,635
遞延開發成本	3,100	6,484
長期預付租金	9,789	29,910
長期應收款項	—	20,000
存貨	2,663	3,513
應收款項	488	3,226
其他應收款項、按金及預付款項	2,251	23,783
應收一同系附屬公司款項	12,715	—
現金及銀行結存	1,242	20,153
應付款項及其他應付款項	(6,861)	(6,024)
長期股東墊款	(5,632)	—
税項	(4,971)	(32,019)
	15,150	73,661
收購而產生之資本儲備	(15,044)	(63,283)
	106	10,378
以下列方式支付		
現金	106	10,378
就收購附屬公司而產生的現金流入淨額分析：		
現金代價	(106)	(10,378)
收購的現金及銀行結存	1,242	20,153
就收購附屬公司的現金流入淨額	1,136	9,775

年度內收購之附屬公司為本集團的現金流入淨額帶來人民幣43,000元（二零零零年：人民幣47,310,000元）。另外就投資項目及融資收取淨回報人民幣3,053,000元（二零零零年：人民幣86,000元），並將人民幣1,448,000元（二零零零年：人民幣45,143,000元）用作投資業務。

28. 綜合現金流量報表附註（續）

(c) 年度／期間內融資變動分析

	股本 人民幣千元	股份溢價 人民幣千元	資本儲備 人民幣千元	長期股東墊款 人民幣千元	短期銀行貸款 人民幣千元
於一九九九年十一月二十六日	—	—	—	—	—
Timor註冊成立時發行	411	—	—	—	—
長期股東墊款	—	—	—	10,036	—
Timor收購附屬公司而產生的資本儲備	—	—	63,283	—	—
於二零零零年六月三十日	411	—	63,283	10,036	—
於二零零零年七月一日	411	—	63,283	10,036	—
收購附屬公司	—	—	15,044	5,632	—
長期股東墊款	—	—	—	6,157	—
償還長期股東墊款	—	—	—	(5,669)	—
股東墊款資本化	16,156	—	—	(16,156)	—
重組所產的繳納盈餘	(16,567)	—	16,567	—	—
上市時發行的股份	42,456	602,875	—	—	—
資本化發行	127,368	(127,368)	—	—	—
發行支出	—	(63,843)	—	—	—
新增銀行貸款	—	—	—	—	65,000
償還銀行貸款	—	—	—	—	(15,000)
於二零零一年六月三十日	169,824	411,664	94,894	—	50,000

28. 綜合現金流量報表附註（續）

(d) 重大非現金交易

除附註15、18、25(e)及27披露者外，本集團並無進行任何其他重大非現金交易。

(e) 現金結存及現金等值物分析

	附註	二零零一年 人民幣千元	二零零零年 人民幣千元
現金及銀行結存		577,169	12,700
為銀行貸款而抵押的銀行存款	22	(53,070)	—
於年結日／期間完結的現金及現金等值物		524,099	12,700

29. 承擔

(a) 資本承擔

於二零零一年六月三十日，本集團的資本承擔如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
已訂約但未撥備		
一研究及開發項目	74,000	12,000
一購買固定資產	351,859	191,450
總計	425,859	203,450

29. 承擔（續）

(b) 經營性租賃承擔

於二零零一年六月三十日，本集團不可撤銷的經營性租賃的未來累計最低租賃款項如下：

	一年內	由第二年至第五年（包括首尾兩年）	第五年後	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零一年六月三十日				
土地及樓宇	25,770	96,880	580,161	702,811
其他	376	472	—	848
	26,146	97,352	580,161	703,659
於二零零零年六月三十日				
土地及樓宇	5,653	20,825	114,129	140,607
其他	376	848	—	1,224
	6,029	21,673	114,129	141,831

30 有關連人士交易

本集團於年度／期間內與有關連人士進行的重大交易如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
福建超大農業產品銷售有限公司		
一購買有機肥料	52,097	10,109
一購買農作物生長調節劑	1,343	574
北京超大英君生物技術有限公司		
一購買種籽	270	437

(i) 上述有關連公司為由郭浩先生擁有大多數權益的公司。

(ii) 董事認為該等交易按一般商業條款及在正常業務過程中進行。

31. 結算日後重要事項

於二零零一年七月二十六日，本公司收購Newasia Global Limited(「Newasia」)的49%股權，總代價為人民幣108,826,000元(包括20,000,000港元及人民幣87,650,000元)。Newasia在中國廣西省擁有及經營一個柑橘園。

於二零零一年七月二十六日，本集團訂立三份為期三十年的租賃協議，包括於中國南京合共約20,000畝農地。

32. 最終控股公司

董事認為Kailey Investment Limited，一間於英屬處女群島註冊成立的公司，為最終控股公司。

33. 通過財務報表

財務報表由董事會於二零零一年十月十五日通過。

業績

	截至六月三十日止年度			
	一九九八年[2]	一九九九年[2]	二零零零年[2]	二零零一年[1]
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額	23,415	76,991	154,225	725,546
經營溢利	13,389	48,655	92,342	444,032
融資成本	—	—	—	(1,588)
除稅前溢利	13,389	48,655	92,342	442,444
稅項	(4,220)	(16,148)	(16,622)	(1,623)
除少數股東權益前溢利	9,169	32,507	75,720	440,821
少數股東權益	(1,834)	(6,642)	(8,406)	—
本年度溢利	7,335	25,865	67,314	440,821

資產及負債

	於六月三十日			
	一九九八年[2]	一九九九年[2]	二零零零年[2]	二零零一年[1]
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
資產總值	17,707	79,169	186,545	1,243,526
不包括少數股東權益的負債總額	(8,234)	(31,389)	(93,329)	(235,799)
少數股東權益	(1,895)	(10,557)	—	—
股東權益	7,578	37,223	93,216	1,007,727

附註

1. 本集團截至二零零一年六月三十日止年度的業績、資產及負債摘錄自載於本年報第28頁及29頁的本集團財務報表。

2. 上述本集團截至二零零零年六月三十日止三個年度的合併業績概要及於一九九八年、一九九九年及二零零零年六月三十日的資產與負債，摘錄自本公司於二零零零年十二月五日刊發的招股章程(「招股章程」)。本公司於二零零零年八月二十四日註冊成立。本集團截至二零零零年六月三十日止三個年度的合併業績及於一九九八年、一九九九年及二零零零年六月三十日的合併資產與負債，乃假設本公司於截至二零零零年六月三十日止三個年度整個期間或自各附屬公司各自的註冊成立日期以來一直持有各附屬公司而編製。本集團分別於一九九九年十二月、二零零零年一月及二零零零年一月，實際增加其在福州超大現代農業發展有限公司、福建超大綠色農業發展有限公司及福建超大畜牧業有限公司的權益，由原來分別為80%、70%及60%至100%。因此，該等公司截至其各自被本集團收購日期的少數股東權益已列賬截至二零零零年六月三十日止三個年度的合併業績及於一九九八年及一九九九年六月三十日的合併資產負債表內。

正如財務報表附註2所詳述，本集團之財務報表乃按照香港會計實務準則編製，並包括本公司之財務報表及Timor Enterprise Limited（「Timor」，本集團前最終控股公司）之綜合財務報表。Timor之綜合財務報表乃按收購基準編製，該基準規定Timor由收購該等附屬公司日期起綜合各附屬公司之賬目。故此，Timor於截至二零零零年六月三十日止年度的綜合損益表只包括各附屬公司自彼等各自被收購日期以來的業績，以及Timor於二零零零年六月三十日的綜合資產負債表並不包括於二零零零年六月三十日以後所收購附屬公司的資產及負債。

為方便比較，董事認為向股東提供更多財務資料是恰當的，故此，便呈列本集團之備考合併損益表及備考合併資產負債表。編製該等備考表時，是假設由二零零零年一月至二零零零年七月期間所收購的附屬公司自一九九九年七月一日開始已是本集團的附屬公司。

本集團之備考財務資料並非本集團法定財務報表組成部份。

損益表

	實際綜合 截至二零零一年 六月三十日 止年度 人民幣千元	備考合併 截至二零零零年 六月三十日 止年度 人民幣千元
營業額	725,546	154,225
銷售成本	(179,875)	(42,583)
毛利	545,671	111,642
其他收益	10,997	181
銷售及分銷開支	(61,325)	(10,952)
一般及行政開支	(46,326)	(8,343)
其他經營開支	(4,985)	(186)
經營溢利	444,032	92,342
融資成本	(1,588)	—
除税前溢利	442,444	92,342
税項	(1,623)	(16,622)
除税後溢利	440,821	75,720
少數股東權益	—	(8,406)
股東應佔溢利	440,821	67,314
股息	(123,808)	(20,000)
年度保留溢利	317,013	47,314
每股盈利－基本	人民幣0.31元	*人民幣0.06元

* 截至二零零零年六月三十日止年度之備考每股盈利乃根據本集團之備考合併除税及少數股東權益後溢利人民幣67,314,000元及被視為整個年度已發行股份1,200,000,000股普通股計算。

資產負債表

於二零零一年六月三十日

	實際綜合 二零零一年 人民幣千元	備考合併 二零零零年 人民幣千元
固定資產	135,192	6,536
在建工程	128,160	—
遞延開發成本	49,443	25,300
長期預付租金	239,436	51,883
其他長期應收款項及按金	2,150	22,150
流動資產		
存貨(按成本)	28,325	7,565
應收賬款	25,150	4,459
其他應收款項、按金及預付款項	58,501	24,512
聯營公司所欠金額	—	200
借予一名第三者的貸款	—	30,000
現金及銀行結存	577,169	13,940
	689,145	80,676
流動負債		
應付有關連公司款項	2,352	535
其他應付款項及應計費用	21,026	20,174
應付股息	123,808	20,000
短期銀行貸款一有抵押	50,000	—
税項	38,613	36,990
	235,799	77,699
流動資產/(負債)淨值	453,346	2,977
資產總額減流動負債	1,007,727	108,846
融資方式:		
股本	169,824	516
儲備	837,903	92,700
股東權益	1,007,727	93,216
長期股東墊款	—	15,630
	1,007,727	108,846

茲通告超大現代農業(控股)有限公司(「本公司」)謹定於二零零一年十二月十一日星期二上午十時正假座香港港灣道1號君悅酒店君悅廳I&II舉行首屆股東週年大會，以便處理下列事項：

1. 省覽本公司截至二零零一年六月三十日止年度之經審核綜合財務報表、董事會報告及核數師報告。

2. 批准截至二零零一年六月三十日止年度之末期股息。

3. 重選退任董事及授權董事會釐定其酬金。

4. 重新委聘核數師及授權董事會釐定其酬金。

作為特別事項處理，提呈考慮及酌情通過下列議案(作出修訂或毋須修訂)為普通決議案：

5A. 「**茲動議**：

(a) 在下述(c)段之規限下，一般及無條件批准本公司董事於有關期間內，遵照及依據全部適用法例及香港聯合交易所有限公司證券上市規則(「上市規則」)(經不時修訂)，行使本公司之一切權力購回本公司股本中每股面值0.10港元之股份；

(b) 上述(a)段之批准將包括本公司董事已獲授之任何其他授權，並授權本公司董事於有關期間內以本公司董事釐定之價格促使本公司購回其股份；

(c) 本公司依據上述(a)段批准可購回之股份面值總額，不得超過通過本決議案當日本公司已發行股本面值總額10%，而上述批准亦將受此限制；

(d) 就本決議案而言：

「有關期間」指由通過本決議案日期起至下列最早日期止之期間：

(i) 本公司下屆股東週年大會時結束；

(ii) 任何適用法例或本公司之公司細則規定本公司須召開下屆股東週年大會之期限屆滿；及

(iii) 本公司股東（「股東」）在股東大會上通過普通決議案撤銷或修訂列於本決議案所授予之權力之日。」

5B. 「茲動議：

(a) 在下述(c)段之規限下，一般及無條件批准本公司董事於有關期間內，行使本公司之一切權力以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，並遵照及根據所有適用法例訂立或授出可能需要行使該等權力之建議、協議、購股權及交換或轉換權；

(b) 上述(a)段之批准將包括本公司董事已獲授之任何其他授權，並授權本公司董事於有關期間內訂立或授出可能需要於有關期間結束後行使該等權力之建議、協議、購股權及交換或轉換權；

(c) 本公司董事依據上述(a)段之批准配發或有條件或無條件同意配發（不論依據購股權或其他方式）之股本面值總額，不得超過本決議案通過當日本公司已發行股本面值總額20%，惟依據(i)供股；或(ii)根據本公司採納之用以向本公司及／或其任何附屬公司及／或聯營公司之僱員授出或發行購股權以認購或權利以購入股份之任何購股權獲行使；或(iii)根據本公司之公司細則配發股份作為代替本公司全部或部份股息之以股代息或類似安排而配發者除外，而上述批准亦受此限制；及

(d) 就本決議案而言：

「有關期間」的意思與根據本大會通告第5A(d)項決議案內所載之決議案所賦予的涵義相同；及

「供股」乃指本公司董事向於指定記錄日期名列股東名冊內之股份持有人，按彼等當時之持股比例所提出於指定期間內有效之售股建議（惟本公司董事可就零碎配額或就任何中華人民共和國香港特別行政區（「香港」）以外地區之任何相關司法管轄權之法例，或任何認可監管機構或證券交易所之規定而產生之任何限制或責任，作出彼等認為必須或適宜取消若干股東在此方面之權利或另作安排）。」

5C.「**茲動議**：

待本大會通告所載第5A及5B項決議案獲得通過，根據本大會通告第5B項決議案授予本公司董事行使本公司權力以配發、發行或處理本公司股份之一般授權將會擴大，方法是在本公司根

據該一般授權可由本公司董事配發的股本面值總額上增加一筆相等於根據本大會通告所載第5A項決議案授出之權力而由本公司購回本公司股本面值總額之款項，惟該筆款項不得超過本決議案通過當日本公司已發行股本面值總額10%。」

6. 商討任何其他事項。

承董事會命
李志輝
公司秘書

香港，二零零一年十月二十九日

附註：

1. 本公司之股份過戶登記處將於二零零一年十二月五日（星期三）至二零零一年十二月十一日（星期二），首尾兩天包括在內，暫停辦理股份過戶登記手續，期間將不會辦理任何股份過戶登記手續。為符合資格收取末期股息，所有填妥之過戶文件連同有關股票必須於二零零一年十二月四日（星期二）下午四時正前，送抵本公司之香港股份過戶登記處香港干諾道中111號永安中心5樓雅柏勤證券登記有限公司，辦理過戶登記手續。

2. 凡有權出席上述大會並於會上投票之股東，均可委派一位或多位獨立代表出席，並在進行表決時代其投票。受委之代表毋須為本公司股東。

3. 隨附之有規定格式之代表委任表格必須連同股東簽署之授權書或其他授權文件（如有）（或由公證人證明之副本），最遲須於大會或其任何續會指定舉行時間四十八小時前送抵本公司之香港總辦事處香港灣仔港灣道26號華潤大廈27樓2705室，方為有效。

4. 就本通告所載第5A項決議案而言，現正向股東尋求批准一項一般授權以根據上市規則購回本公司股份。

5. 就本通告所載第5B及5C項決議案而言，現正向股東尋求批准授予董事一項一般授權以根據上市規則配發、發行及處理本公司股份。

6. 一份通函中載有本通告第5A項決議案的說明函件，該通函將寄發予全體股東。